As filed with the Securities and Exchange Commission on April 23, 2015

Registration No. 333-203418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PFENEX INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	27-1356759
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bertrand C. Liang M.D., Ph.D.

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Daniel R. Koeppen Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 (858) 350-2300	Paul A. Wagner Chief Financial Officer Pfenex Inc. 10790 Roselle Street San Diego, CA 92121 (858) 352-4400	Christopher Lueking Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 23, 2015

PROSPECTUS

5,000,000 Shares

Pfenex Inc.

Common Stock

We are offering 2,300,000 shares of our common stock. The selling stockholders identified in this prospectus are offering 2,700,000 shares of our common stock. We will not receive any proceeds from the sale of any shares by the selling stockholders.

Our common stock is listed on NYSE MKT under the symbol “PFNX.” On April 22, 2015, the last reported sale price of our common stock on The NYSE MKT was $15.12 per share.

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to Pfenex Inc., before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

The underwriters have been granted an option for a period of 30 days to purchase up to 750,000 additional shares of our common stock from the selling stockholders at the public offering price less underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2015.

Barclays	Evercore ISI	William Blair

                    , 2015

Neither we nor the selling stockholders have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the selling stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give to you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Pfēnex™ and Pfēnex Expression Technology® are our primary registered trademarks. The prospectus contains these trademarks and some of our other trademarks, trade names and service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In this prospectus, “Pfenex,” “we,” “us” and the “company” refer to Pfenex Inc. and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained in other parts of this prospectus or incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2014, and our other filings with the Securities and Exchange Commission listed in the section of the prospectus entitled “Incorporation of Certain Information by Reference.” Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere or incorporated by reference in this prospectus. You should read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference herein in their entirety before investing in our common stock, including the “Risk Factors” section beginning on page 12 and the information in our Annual Report on Form 10-K for the year ended December 31, 2014, which includes our financial statements and the related notes. Unless the context requires otherwise, references in this prospectus to “Pfenex,” “we,” “us” and the “company” refer to Pfenex Inc. and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires.

Pfenex Inc.

We are a clinical-stage biotechnology company engaged in the development of biosimilar therapeutics and high-value and difficult to manufacture proteins. Our lead product candidate is PF582, a biosimilar candidate to Lucentis (ranibizumab). Lucentis, marketed by Genentech, Inc., a wholly-owned member of the Roche Group and Novartis AG, for the treatment of patients with retinal diseases, achieved approximately $4.3 billion in global product sales in 2013. For PF582, we are currently conducting a Phase 1b/2a trial in patients with wet age-related macular degeneration, or wet AMD, with our collaboration partner, Hospira, Inc., or Hospira. Hospira is responsible for determining the need for and timing of any interim analysis for the Phase 1b/2a trial. We expect to commence a Phase 3 trial with Hospira in 2016. Hospira will be responsible for the manufacturing and commercialization of PF582 globally upon successful receipt of marketing approval. Our next most advanced product candidate is PF530, a biosimilar candidate to Betaseron (interferon beta-1b) that is marketed by Bayer AG for the treatment of multiple sclerosis and achieved over $1.4 billion in global product sales in 2013. For PF530, our Phase 1 trial was initiated in March 2015. We believe we are the most advanced in global development of these biosimilar product candidates. In addition to our two most advanced product candidates, our pipeline includes five other biosimilar candidates as well as vaccine, generic and next generation biologic candidates. To date, none of our product candidates have received marketing authorization from any regulatory agency, and therefore we have not received revenue from the sale of any of our product candidates.

Our product candidates are enabled by our patented protein production platform, Pfēnex Expression Technology®, which we believe confers several important competitive advantages compared to traditional techniques for protein production, including the ability to produce complex proteins with higher accuracy and greater degree of protein purity, as well as speed and cost advantages. The development of proteins, such as biosimilars, requires several competencies which represent both challenges and barriers to entry. Due to their inherent complexity, proteins require the use of living organisms to efficiently produce them at a large scale. Traditional techniques for protein production employ a trial and error approach to production organism, or strain, selection and process optimization, which is inherently inefficient and typically produces suboptimal results. This historically inefficient process provides barriers to create or replicate complex proteins, adds significant time to market and results in the high cost of goods typical of biologic therapeutics. Together, these limitations pose significant hurdles for companies interested in entering the market with biosimilar products. Our platform utilizes a proprietary high throughput robotically-enabled parallel approach, which allows the construction and testing of thousands of unique protein production variables in parallel, thereby allowing us to produce and characterize complex proteins while reducing the time and cost of development and long-term production.

Product Candidates

The following table summarizes certain information about our product candidates:

Product Candidate	Branded Reference Drug	Collaboration Partner	Indication	Expected Status/Milestones
Biosimilars (1)
PF582 - Ranibizumab	Lucentis	Hospira	Wet age-related macular degeneration (2)	Phase 1b/2a in-process – Phase 3 commencing in 2016
PF530 – Interferon beta-1b	Betaseron	Wholly-Owned	Relapsing multiple sclerosis (3)	Phase 1 initiated in March 2015

Generics
PF708 – Teriparatide	Forteo	Wholly-Owned	Osteoporosis	ANDA enabling PK study commencing in the second half of 2015

Novel Vaccines
Px563L – rPA based Anthrax Vaccine	N/A	U.S. Government Funded	Anthrax vaccine	Phase 1a commencing in the second half of 2015
Px533 Malaria Vaccine	N/A	U.S. Government Funded	Malaria vaccine	Phase 1 commencing in 2015

(1)	To the extent our biosimilar products are approved for use in the United States and European Union at a future date, we believe that our biosimilar products will be approved for the indications of the reference products, although regulatory authorities may provide approval for only some indications under certain circumstances.
(2)	Lucentis is indicated for use in patients with neovascular age-related macular degeneration, macular edema following retinal vein occlusion, and diabetic macular edema in both the United States and European Union. Lucentis is also indicated only in the European Union for use in patients with choroidal neovascularization secondary to pathologic myopia and indicated only in the United States to treat diabetic retinopathy (DR) for use in patients with diabetic macular edema (DME).
(3)	Betaseron is indicated for use in patients with relapsing forms of multiple sclerosis, including patients who have experienced a first clinical episode and have had an MRI consistent with multiple sclerosis in the United States only. Betaferon is indicated for use in patients with relapsing remitting multiple sclerosis, relapsing secondary progressive multiple sclerosis, and patients with a first clinical event suggestive of multiple sclerosis in the European Union only.

Preclinical Products Under Development

The following table summarizes certain information about our preclinical products under development:

Preclinical Product	Branded Reference Drug	Collaboration Partner	Indication	Status
Biosimilars (1)
PF726 – Peg- interferon beta	N/A (2)	Wholly-Owned	Relapsing multiple sclerosis	Formulation Development
PF529 Peg- filgrastim	Neulasta	Wholly-Owned	Neutropenia in cancer patients	Process Development
PF688 – Certolizumab-pegol	Cimzia	Wholly-Owned	Crohn’s disease (U.S. only) and arthritis	Process Development
PF694 – Peg- interferon alpha-2a	Pegasys	Strides Arcolab	Chronic Hepatitis B and C	Process Development
PF444 – Human growth hormone	Genotropin	Strides Arcolab	Growth disturbance	Process Development
PF690 Peg aspargase	Oncaspar	Strides Arcolab	Acute Lymphoblastic Leukemia	Entering Process Development

Novel Vaccines
Px563L-SDI rPA based anthrax vaccine 2nd generation	N/A	U.S. Government Funded	Anthrax vaccine	Formulation Development

(1)	To the extent our biosimilar products are approved for use in the United States and European Union at a future date, we believe that our biosimilar products will be approved for the indications of the reference products, although regulatory authorities may provide approval for only some indications under certain circumstances.
(2)	PF726 is currently being evaluated as a next generation biologic.

Our Lead Product Candidate: PF582—Ranibizumab

With the safety and efficacy of Lucentis already established by the innovator companies, a key hurdle in the development of PF582, like any biosimilar candidate, is establishing bioanalytical similarity of the product candidate to the reference product pursuant to applicable regulations. We have completed extensive bioanalytical similarity studies comparing PF582 to multiple lots of United States and European Union sourced Lucentis as well as comparability studies between multiple lots of PF582 at the pilot scale and commercial scale. We have also completed a preclinical study using an animal model that demonstrated, when injected into the animals’ eyes, PF582 and Lucentis yielded similar tolerability and pharmacological profiles. Based on our analytical and preclinical data package, the U.S. Food and Drug Administration, or FDA, granted us a Biosimilar Initial Advisory Meeting which was held in January 2014. We discussed the data we had generated to date, our Phase 3 trial design and our strategy for the comparison of European Union and the United States licensed reference products. In the subsequent meeting minutes, the FDA indicated that our analytical data appear acceptable to support the development of PF582 as a biosimilar candidate to Lucentis. Similarly, we have had discussions with the European Union’s Committee for Medicinal Products for Human Use, or CHMP.

In February 2015, we entered into a collaboration agreement with Hospira, in which Hospira assumed responsibility for the sale, marketing, promotion and commercialization of the PF582 in certain major markets. Under the terms of the collaboration agreement, Hospira received exclusive licenses and rights and assumed responsibility for the manufacturing and commercialization of PF582, and is obligated to use commercially reasonable efforts to manufacture and commercialize PF582 in certain major markets globally. In consideration for the exclusive license and other rights contained in the collaboration agreement, we are eligible to receive up to $342 million in one-time payments, including a non-refundable payment of $51 million, which we received in March of 2015 upon receipt of antitrust approval, and up to $291 million upon the successful achievement of certain pre-commercial and commercial milestones, and double digit escalating royalties on annual sales of PF582. We will share the Phase 3 equivalence clinical trial costs with our share capped at $20 million, $10 million of which will be setoff as a credit against royalties payable to us, unless the collaboration agreement is terminated prior to such setoff. We will also share the costs of seeking regulatory approval of PF582 and a certain portion of other costs that are related to PF582 and that may begin after any filings for regulatory approval of PF582 would be made. The collaboration agreement also includes an obligation for each of us and Hospira to offer the other an opportunity to co-develop any other ophthalmic biological product that inhibits vascular endothelial growth factor A, or VEGF-A. The collaboration agreement permits either party to terminate the agreement for the other party’s uncured material breach or for certain insolvency events. In addition, Hospira may terminate the collaboration agreement upon the occurrence of certain clinical or regulatory events. If the collaboration agreement terminates, then the license granted to Hospira would end, and the licensed rights to PF582 would revert to us, subject to Hospira’s right to sell its remaining inventory over a certain period.

We have completed enrollment in a randomized Phase 1b/2a trial to evaluate the safety and efficacy of PF582 for the treatment of wet AMD patients compared to Lucentis. The efficacy endpoints are visual acuity and retinal thickness. We enrolled 25 patients at multiple sites in New Zealand. Our collaborator, Hospira is responsible for determining the need for and timing of any interim analysis for the Phase 1b/2a trial. The sentinel patient treated with PF582 prior to randomization showed a five letter increase in visual acuity on an eye chart and a reduction in retinal thickness at one month. These initial results are consistent with the results expected from Lucentis. We expect the global Phase 3 trial to begin in 2016 and believe positive results from this trial will provide sufficient data for our collaboration partner to secure marketing approval in our target markets.

Other Product Candidates

Our next most advanced product candidate, PF530, is a biosimilar candidate to the reference product Betaseron (interferon beta-1b), indicated to reduce the number of relapses in patients with relapsing forms of multiple sclerosis. In February 2015, we notified Strides Arcolab that we were removing PF530 from the Joint Development and License Agreement, or JDLA, to independently advance it as a wholly-owned product candidate. We have conducted extensive bioanalytical studies that we believe have established analytical biosimilarity between PF530 and Betaseron. We initiated our Phase 1 trial in March 2015 in Australia, evaluating the safety and pharmacokinetics/pharmacodynamics of PF530 versus Betaseron in healthy male volunteers with data expected in the second half of 2015.

Our Pfēnex Expression Technology® is also well suited for vaccine development. We are developing Px563L, a novel anthrax vaccine candidate, in response to the United States government’s unmet demand for 75 million doses as reported by the government, in addition to unmet demand for increased quantity, stability and dose sparing regimens of anthrax vaccine. We expect to begin a Phase 1a trial in the second half of 2015. The development of Px563L has been funded by the U.S. Department of Health and Human Services, through the Biomedical Advanced Research and Development Authority, or BARDA, under a $25.2 million fully funded contract, $23.4 million of which Pfenex has already recorded as revenue through December 31, 2014. We are also developing Px533 as a prophylactic vaccine candidate against malaria infection, for which there is currently no available vaccine. We anticipate that Px533 will enter a Phase 1 trial in 2015. The development of Px533 has been funded by Leidos, formerly Science Applications International Corporation, or SAIC, through its Malaria Vaccine Production and Support Services contract with the National Institute of Allergy and Infectious Diseases, or NIAID. Clinical trials for Px533 are managed by NIAID.

Industry Overview

We believe the emerging biosimilar market will be substantial due to the large number of “blockbuster” biologic products that will lose patent protection in the coming years, the abbreviated global biosimilar regulatory pathways and an increasing mandate for lower drug costs by governments and private payors. According to the IMS Institute for Healthcare Informatics, the 2012 global biologics market represented over $160 billion in sales with virtually the entire market comprised of branded innovator products. According to IMS data, the market for global biosimilars grew to $2.4 billion in 2012, representing a compound annual growth rate of 34% since 2007, compared to a rate of 9% over the same period for innovative biologics. We expect the biologics market to shift toward biosimilars over the coming years, much like generic small molecule drugs which now account for an estimated 80% of the dispensed prescription small molecule drug market in the United States. Currently, few biologics are off-patent; however, in 2015, approximately $24 billion of aggregate estimated product sales from 2013 will lose patent protection worldwide. This number will increase every year as several large market biologic products lose patent protection. By 2020, we estimate approximately $45 billion of aggregate 2010 product sales will have become available globally, representing 47 products where intellectual property rights will have expired.

The market opportunities for our two most advanced product candidates are substantial. Lucentis achieved approximately $4.3 billion in global product sales in 2013. By the second quarter of 2018, markets with 2013 Lucentis sales of approximately $530 million will lose patent protection, and become available to PF582. Additionally, by the second quarter of 2020, markets with an additional $2.0 billion in 2013 sales will lose patent protection and become available for biosimilars, and after January 2022 markets with an additional $1.7 billion in 2013 sales will also lose patent protection. Betaseron achieved over $1.4 billion in product sales in 2013. Interferon beta-1b product sales in markets where no intellectual property barriers exist total in excess of $52 million in 2013 with other territories representing the balance of product sales becoming available between 2017 and 2021.

In addition to our product candidates, we also have a number of preclinical products under development. We are in process development for PF529-peg-filgrastim, PF444-human growth hormone, and PF688-certolizumab-pegol, which are being developed as biosimilars of Neulasta, Genotropin, and Cimzia, respectively. In 2013, the approximate global sales for Neulasta, Genotropin (and other branded versions of human growth hormone), and Cimzia totaled $4.4 billion, $3.0 billion and $820 million, respectively. Additionally, we are entering process development for PF690-peg-aspargase, which is being developed as a biosimilar for Oncaspar, and Peginterferon Alpha-2a, which is being developed as a biosimilar candidate for Pegasys. Oncaspar and Pegasys had approximate global sales of $175 million and $1.5 billion in 2013, respectively.

Pfēnex Expression Technology®

The development of proteins, such as biosimilars, requires several competencies which represent both challenges and barriers to companies interested in entering the market with biosimilar products. Due to their inherent complexity, proteins require the use of living organisms for efficient production at a large scale. Traditional techniques for protein production employ a trial and error approach to production organism, or strain, selection and process optimization, which is inherently inefficient and typically produces suboptimal results. This historically inefficient process adds significant time to market and results in the high cost of goods typical of biologic therapeutics. Our patented Pfēnex Expression Technology® offers advantages over other methods for producing proteins. The platform is based on automated high-throughput screening of large libraries of novel, genetically engineered Pseudomonas fluorescens bacterial expression strains. The libraries contain thousands of expression strains which are constructed from a large inventory of expression vectors, or genetic elements, incorporated into engineered P. fluorescens host strains. We then employ automated, robotically enabled parallel high-throughput screening, incorporating extensive bioanalytical testing, in order to select strains from the library which express the protein of interest at optimal yields, purity and potency. Extensive fermentation scouting on the selected strains allows for the identification of a final production strain with further improvements in the yield of the active therapeutic protein.

Our technology was originated at Mycogen Corporation and further developed at The Dow Chemical Company, or Dow, collectively over a period of 20 years, and was assigned to us as part of our 2009 spinout from Dow to form the basis of our company. Mycogen and Dow used this technology to commercially manufacture, at low cost, a broad range of proteins for industrial applications. We have continued to improve the technology for the specific use as protein therapeutics. Our patented Pfēnex Expression Technology® is capable of identifying a final production strain in approximately nine weeks compared to approximately one year or more in the typical case, if even possible, through a traditional trial and error approach. We believe our platform delivers a significant competitive advantage for protein production, including higher accuracy, greater degree of protein purity, speed and lower costs.

Our Strategy

Our strategy is to utilize our Pfēnex Expression Technology® and our expertise in bioanalytical characterization and product development to become a leading protein therapeutics company focused on developing our own product candidates. The key elements of our strategy include the following:

•	Developing and obtaining regulatory approval of PF582 and maximizing its commercial potential with our collaboration partner, Hospira.

•	Developing and obtaining regulatory approval of PF530 and maximizing its commercial potential.

•	Continuing to develop our pipeline of product candidates and preclinical products under development.

•	Developing vaccine programs primarily with non-dilutive government funding and other third-party grants.

Our Strengths

We believe that we possess a number of capabilities that allow us to successfully overcome the challenges that our competitors have faced in the development of biosimilars, including:

•

An organization and culture focused on biosimilars. The development and commercialization of biosimilars requires a unique focus and skill set to be successful, which we believe we possess. This includes our knowledge and experience working with the biosimilar regulatory pathways and regulatory bodies in various markets and a focus on low-cost biologic manufacturing;

•

Our history of performing protein development and production services for large pharmaceutical clients. We believe that our competitive advantages and expertise in protein characterization and production are rooted in our history. Prior to our internal product development efforts, we performed protein production and process development services for many pharmaceutical companies, including 11 of the top 15 pharmaceutical companies in the world based on 2013 market capitalization, which facilitated our ability to produce protein rapidly and efficiently. To date, our success rate to produce active, soluble protein matching a customer product profile has been 81% for over 100 different client programs that had failed in at least one other production system; and

•

Rapid development and optimization of manufacturing process. Our platform allows us to engineer an optimal protein production strain within nine weeks compared to approximately one year in the typical case through traditional techniques. This accelerated timeline allows us to enter the clinic sooner and at reduced overall costs relative to our competitors. We believe our platform’s established track record of low-cost, high quality manufacturing will allow us to maintain long-term low cost of goods of our product candidates when manufactured at commercial scale.

Management Team

We are managed by a team with significant executive experience at a number of large pharmaceutical companies in the development, manufacturing and commercialization of biologic drugs, including Neupogen, Neulasta, Aranesp, Kepivance, Stemgen and Zevalin. We have developed company-wide knowledge in the key disciplines and areas required for success of our model, including: protein expression, product development and formulation, analytical biochemistry, clinical development, and experience with the U.S. Food and Drug Administration, or FDA, and European Medicines Agency, or EMA.

Selected Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. These risks include, but are not limited to, the following:

•	We have a limited operating history and expect to generate significant losses for the foreseeable future;

•

Even if this offering is successful, we will require substantial additional funds to obtain regulatory approval for and commercialize our two most advanced biosimilar product candidates and any other product candidates;

•

We are substantially dependent on the expertise of Hospira and Strides Arcolab to develop and commercialize some of our product candidates. If we fail to maintain our current strategic relationships with Hospira and Strides Arcolab, our business, commercialization prospects and financial condition may be materially adversely affected;

•

The approval processes of the FDA, EMA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we and our collaborators are ultimately unable to obtain regulatory approval for our product candidates, particularly our two most advanced biosimilar product candidates, our business will be substantially harmed;

•	If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed;

•	Our product candidates, if approved, will face significant competition from the reference products and from other biosimilars of the reference products;

•

If an improved version of a reference product, such as Lucentis or Betaseron, is developed, or if the market for a reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer; and

•	We currently have limited marketing capabilities and no sales organization.

Corporate Information

We were founded in November 2009 as a Delaware corporation spun out of The Dow Chemical Company. Our principal executive offices are located at 10790 Roselle St., San Diego, California 92121 and our telephone number is (858) 352-4400. Our website is www.pfenex.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Pfenex™, the Pfenex logo and other trademarks or service marks of Pfenex appearing in this prospectus are the property of Pfenex Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. As an emerging growth company:

•

we have availed ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not require shareholder non-binding advisory votes on executive compensation or golden parachute arrangements.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of our initial public offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. We may choose to take advantage of some but not all of these reduced burdens. To the extent that we take advantage of these reduced burdens, the information that we provide stockholders may be different than you might obtain from other public companies in which you hold equity interests.

The Offering

Common stock offered by us	2,300,000 shares of our common stock

Common stock offered by the selling stockholders	2,700,000 shares of our common stock

Underwriters’ option to purchase additional shares from the selling stockholders	The underwriters have been granted a 30-day option to purchase up to an additional 750,000 shares of common stock.

Common stock to be outstanding immediately after this offering	22,705,066 shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $31.7 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to fund the continued development of one or more of our biosimilar product candidates currently in the preclinical stage, with the remainder to conduct ongoing research and development, clinical development of these and other product candidates and for general working capital and other corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” beginning on page 12 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NYSE MKT Symbol	“PFNX”

The number of shares of our common stock to be outstanding after this offering is based on 20,405,066 shares of our common stock outstanding as of December 31, 2014, and excludes:

•	1,231,886 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2014 with a weighted average exercise price of $4.68 per share;

•

1,011,035 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, or our 2014 Plan, and any additional shares that become available under our 2014 Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year, and

•

355,618 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, or ESPP, and any additional shares that become available under our ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year.

Except for historical financial statements and as otherwise indicated, all information in this prospectus assumes:

•	no exercise of outstanding stock options subsequent to December 31, 2014; and

•	no exercise of the underwriters’ option to purchase up to an additional 750,000 shares of common stock in this offering from the selling stockholders.

Summary Consolidated Financial and Other Data

The following tables set forth a summary of our consolidated financial data as of, and for the period ended on, the dates indicated. The consolidated statement of operations data for the years ended December 31, 2014, 2013 and 2012, as well as the consolidated balance sheet data as of December 31, 2014, are derived from our audited consolidated financial statements incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and incorporated by reference herein. Our historical results are not necessarily indicative of our future results.

	Years Ended December 31,
	2014	2013	2012
	(in thousands, except for per share data)
Revenue	$10,644	$11,914	$11,294
Expenses:
Cost of revenue (1)	7,233	6,423	7,253
Selling, general and administrative	9,003	6,698	6,876
Research and development (1)	4,125	5,490	1,792

Total expense	20,361	18,611	15,921

Loss from operations	(9,717)	(6,697)	(4,627)
Interest expense, net	(77)	(36)	(7)

Loss before income taxes	(9,794)	(6,733)	(4,634)
Income tax benefit	—	2,671	2,041

Net loss	$(9,794)	$(4,062)	$(2,593)

Effective preferred stock dividends (2)	$—	$(1,695)	$(1,589)

Net loss attributable to common stockholders	$(9,794)	$(5,757)	$(4,182)

Basic and diluted net loss per share attributable to common stockholders (3)	$(1.04)	$(3.76)	$(2.84)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	9,441	1,531	1,474

(1)	Please refer to Note 1 of our consolidated financial statements incorporated by reference in this prospectus for an explanation of the method used to recognize cost of revenue and research and development expense.
(2)	The holders of our convertible preferred stock were entitled to cumulative dividends prior and in preference to our common stock. Because the holders of our convertible preferred stock were entitled to participate in dividends, net loss attributable to common stockholders was equal to net loss adjusted for convertible preferred stock dividends for the period. Immediately upon the closing of our initial public offering, all outstanding shares of our redeemable convertible preferred stock, or our convertible preferred stock, were automatically converted into an aggregate of 8,634,847 shares of common stock and these holders were issued 1,217,784 shares of common stock for the payment of all accrued and unpaid dividends through July 28, 2014 in connection with such conversion based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014. See Note 15 to our consolidated financial statements incorporated by reference in this prospectus for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and for a description of convertible preferred stock, respectively. Please refer to Note 9 of our consolidated financial statements incorporated by reference in this prospectus for an explanation of the cumulative preferred stock dividends.
(3)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 2.812-for-1 reverse stock split, which was effected on June 27, 2014.

Other Financial Data

The table below presents our balance sheet data as of December 31, 2014:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the sale of 2,300,000 shares of common stock by us in this offering based on an assumed public offering price of $15.12 per share, the last reported sale price of our common stock on NYSE MKT on April 22, 2015 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31,
	2014	As Adjusted (1)(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$45,722	$77,411
Accounts and unbilled receivables, net	1,584	1,584
Inventory	23	23
Restricted cash	3,955	3,955
Property and equipment, net	2,310	2,310
Goodwill and intangibles	11,940	11,940
Other	5,489	5,489

Total assets	$71,023	$102,712

Debt-free current liabilities	$3,762	$3,762
Deferred revenue	201	201
Debt	3,813	3,813
Other non-current liabilities	3,373	3,373

Total liabilities	11,149	11,149
Redeemable convertible preferred stock	—	—
Stockholders’ equity (deficit)	59,874	91,563

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$71,023	$102,712

(1)	The as adjusted balance sheet data in the table above reflects the sale of 2,300,000 shares by us of our common stock in this offering and the application of the net proceeds at an assumed public offering price of $15.12 per share, which was the last sale price of our common stock as reported by NYSE MKT on April 22, 2015, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from any sale of shares of our common stock in this offering by the selling stockholders; accordingly, there is no impact upon the adjusted balance sheet for these sales.
(2)	Each $1.00 increase (decrease) in the assumed public offering price of $15.12 per share would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $2.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash, working capital, total assets and total stockholders’ equity by approximately $14.2 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to decisions regarding an investment in or ownership of our stock. You should consider carefully the risks described below, together with the other information contained in this prospectus or incorporated by reference in this prospectus. The realization of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth, and ability to accomplish our strategic objectives. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Relating to our Financial Condition and Need for Additional Capital

We have a limited operating history and expect to generate significant losses for the foreseeable future. If we do not generate significant revenue, we will not be profitable.

With the exception of one year, we have incurred annual net operating losses since inception, and to date have generated only limited revenue from government contracts, service agreements, collaboration agreements, and reagent protein product sales. We have recorded net losses of $9.8 million, $4.1 million and $2.6 million for the years ending December 31, 2014, 2013 and 2012, respectively, and had an accumulated deficit of $113.3 million and net working capital of $45.0 million as of December 31, 2014. We have funded our operations primarily through the sale and issuance of common stock in our initial public offering, the sale and issuance of convertible preferred stock, our credit facility, and revenue from government contracts, service agreements, collaboration agreements and reagent protein product sales. As of December 31, 2014, we had capital resources consisting of cash and cash equivalents of $45.7 million. The sale and issuance of common stock in our initial public offering in July 2014, and the exercise of the underwriters’ option to purchase additional shares in August 2014, provided net proceeds of approximately $52.6 million before offering expenses of approximately $2.0 million.

As we continue to develop and invest more resources into the development and commercialization of our biosimilar product candidates, we expect that our expenses will increase substantially, and that our net operating losses will increase over the next several years. To become profitable, we must successfully develop and obtain regulatory approval for our product candidates, and effectively manufacture and commercialize the product candidates we develop. If we obtain regulatory approval to market a product candidate, our future revenue will depend upon the size of any markets in which our product candidates may receive approval, and our and our collaboration partners’ ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors, and adequate market share for our product candidates in those markets. We may never succeed in these activities and therefore may never generate revenue that is significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

Even if the offering is successful, we expect that we will require substantial additional funds to obtain regulatory approval for and commercialize our two most advanced biosimilar product candidates and any future product candidates and, if additional capital is not available, we may need to limit, scale back or cease our operations.

Since our inception, most of our resources have been dedicated to the preclinical and clinical development of our two most advanced biosimilar product candidates, PF582 and PF530. In the near term, we will incur substantial costs upon commencement of our Phase 3 trial for PF582 with Hospira. We believe that we will continue to expend substantial resources for the foreseeable future for the preclinical and clinical development of our current product pipeline, and the development of any other indications and product candidates we may choose to pursue, either alone or with our strategic collaboration partners. These expenditures will include costs associated with research and development, conducting preclinical studies and clinical trials, and manufacturing and supply as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of PF582, PF530 and our pipeline of other product candidates and preclinical products under development.

We believe that our available cash and cash equivalents, including the proceeds from this offering, availability under our existing credit facilities, and any revenue from our government contracts, service agreements, collaboration agreements, and reagent protein product sales will allow us to fund our operations through at least the next 24 months. In addition, we may seek additional capital due to favorable market conditions or strategic considerations; even if we believe we have sufficient funds for our current or future operating plans. Our future capital requirements may vary depending on the following:

•	the continued progress in our research and development programs, including completion of our preclinical studies and clinical trials;

•	the time and costs involved in obtaining regulatory and marketing approvals in multiple jurisdictions for our product candidates that successfully complete clinical trials;

•	the cost of manufacturing and commercialization activities, if any;

•

the cost associated with establishing collaborations with third parties for the development and commercialization of our product candidates, or otherwise building and maintaining a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	the cost of litigation, including potential patent litigation with innovator companies or others who may hold patents; and

•	the potential acquisition and in-licensing of other technologies, products or assets.

If we were to experience any delays or encounter issues with any of the above, including clinical holds, failed studies, inconclusive or complex results, safety or efficacy issues, or other regulatory challenges that require longer follow-up of existing studies, additional major studies, or additional supportive studies in order to pursue marketing approval, it could further increase the costs associated with the above and delay revenues.

If we seek additional funding in the future, additional funds may not be available to us on acceptable terms or at all. We may seek to raise additional funds through equity, equity-linked or debt financings. If we raise additional funds through the incurrence of indebtedness, such indebtedness would have rights that are senior to holders of our equity securities and could contain covenants that restrict our operations. Any additional equity financing may be dilutive to our stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail the advancement of one or more of our product candidates. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates which we would otherwise pursue on our own.

Our quarterly operating results may fluctuate significantly.

Our operating results are subject to quarterly fluctuations. Our net loss and other operating results are affected by numerous factors, including:

•	variations in the level of expenses related to our PF582 and PF530 development programs;

•	addition or termination of clinical trials;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting any of our products; and

•	our execution of any service, collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the market price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the market price of our stock to fluctuate substantially.

Risks Relating to our Business and our Industry

If an improved version of a reference product, such as Lucentis or Betaseron, is developed, or if the market for a reference product significantly declines, sales or potential sales of our biosimilar product candidates may suffer.

Innovator companies may develop improved versions of a reference product as part of a life cycle extension strategy, and may obtain approval of the improved version under a supplemental biologics license application. If an innovator company succeeds in obtaining an approval of an improved product, it may capture a significant share of the collective reference product market and significantly reduce the market for the reference product, and thereby the potential size of the market for our biosimilar product candidates. In addition, the improved product may be protected by additional patent rights.

Additionally, competition in the pharmaceutical market is intense. Reference products face competition on numerous fronts as technological advances are made that may offer patients a more convenient form of administration or increased efficacy, or as new products are introduced. As new products are approved that compete with the reference product to our biosimilar product candidates, such as Lucentis or Betaseron, sales of the reference products may be significantly and adversely impacted and may render the reference product obsolete. If the market for the reference product is impacted, we in turn may lose significant market share or market potential for our products and product candidates. As a result, the value of our product pipeline could be negatively impacted and our business, prospects and financial condition could suffer.

Our product candidates, if approved, will face significant competition from the reference products and from other biosimilars of the reference products. Our failure to effectively compete may prevent us from achieving significant market penetration and expansion.

We expect to enter highly competitive pharmaceutical markets. Successful competitors in the pharmaceutical market have the ability to effectively discover, obtain patents, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to consumers and medical professionals. Numerous companies, universities, and other research institutions are engaged in developing, patenting, manufacturing and marketing of products competitive with those that we are developing. Many of these potential competitors, such as Bayer AG, Novartis AG, Genentech, Inc. a wholly-owned member of the Roche Group, and Eli Lilly and Company are large, experienced companies that enjoy significant competitive advantages, such as substantially greater financial, research and development, manufacturing, personnel and marketing resources. Recent and potential future merger and acquisition activity in the biotechnology and pharmaceutical industries are likely to result in even more resources being concentrated among a smaller number of our competitors. These companies also maintain greater brand recognition and more experience and expertise in undertaking preclinical testing and clinical trials of product candidates, and obtaining FDA and other regulatory approvals of products. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel compounds that could make our product candidates obsolete.

In addition, our biosimilar products may face competition from companies that develop and commercialize biosimilars that compete directly with our products. See “Risks Related to Government Regulation—If other biosimilars of Lucentis or Betaseron are approved and successfully commercialized before PF582 or PF530, our business would suffer.”

Use of our product candidates could be associated with side effects or adverse events.

As with most pharmaceutical products, use of our product candidates could be associated with side effects or adverse events which can vary in severity (from minor reactions to death) and frequency (infrequent or prevalent). Side effects or adverse events associated with the use of our product candidates may be observed at any time, including in clinical trials or when a product is commercialized, and any such side effects or adverse events may negatively affect our and our collaboration partners’ ability to obtain regulatory approval or market our product candidates. Side effects such as toxicity or other safety issues associated with the use of our product candidates could require us or our collaboration partners to perform additional studies or halt development or sale of these product candidates or expose us to product liability lawsuits which will harm our business. We may be required by regulatory agencies to conduct additional animal or human studies regarding the safety and efficacy of our product candidates which we have not planned or anticipated. There can be no assurance that we will resolve any issues related to any product-related adverse events to the satisfaction of the FDA or any regulatory agency in a timely manner or ever, which could harm our business, prospects and financial condition.

In addition, if we and our collaboration partners are successful in commercializing PF582 and PF530 or any other product candidates the Food and Drug Administration, or FDA, European Medicines Agency, or EMA, European Economic Area Competent Authorities, or EEA Competent Authorities, and other foreign regulatory agency regulations require that we report certain information about adverse medical events if those products may have caused or contributed to those adverse events. The timing of our obligation to report would be triggered by the date we become aware of the adverse event as well as the nature of the event. We or our collaborators may fail to report adverse events we become aware of within the prescribed timeframe. We or our collaborators may also fail to appreciate that we or our collaborators have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of our products. If we or our collaborators fail to comply with our reporting obligations, the FDA, the EMA, EEA Competent Authorities, or other foreign regulatory agencies could take action including criminal prosecution, the imposition of civil monetary penalties, seizure of our products, or delay in approval or clearance of future products.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop PF582, PF530 or any future product candidates, conduct our clinical trials and commercialize PF582, PF530 or any future product candidates we develop.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We believe that our future success is highly dependent upon the contributions of our senior management, particularly our Chief Executive Officer, Chief Financial Officer and Chief Business Officer, as well as our senior scientists and other members of our senior management team. Employment agreements with each of our Chief Executive Officer, Chief Financial Officer, Chief Business Officer, and other senior executives, as well as our offer letters with our senior scientists, all provide for “at-will” employment. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of PF582, PF530 or any future products we develop.

Although we have not historically experienced significant difficulties attracting and retaining qualified employees, we could experience such problems in the future. For example, competition for qualified personnel in the biotechnology and pharmaceuticals industry is intense due to the limited number of individuals who possess the skills and experience required. We will need to hire additional personnel as we expand our clinical development and commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all, which may cause our business and operating results to suffer.

We currently rely on a limited number of collaboration partners for a substantial portion of our revenue. The loss of or a change in any significant collaboration partner, including its credit worthiness, could materially reduce our revenue and adversely impact our financial position.

Three collaboration partners accounted for more than 10% of our revenue in 2014 and 2012, and two collaboration partners accounted for more than 10% of our 2013 revenue. BARDA, NIAID and Boehringer Ingelheim International GmbH each accounted for more than 10% of our revenue in 2014. In 2013, BARDA and Leidos each accounted for more than 10% of our revenue. In 2012, BARDA, Leidos and MedImmune, LLC each accounted for more than 10% of our revenue. Additionally, there was one additional entity accounting for more than 10% of our revenue in 2013; however, this was the result of a one-time transaction and is not expected to provide significant revenue going forward.

We have also entered into an agreement with Hospira to develop and commercialize PF582. The prospects for this product candidate depend in part on the expertise, development and commercial skills, and financial strength of Hospira. The loss of any key collaboration partner or any significant adverse change in the size or terms of a contract with a key collaboration partner could significantly reduce our revenue over the short term. Moreover, having our revenue concentrated among a limited number of entities creates a concentration of financial risk for us, and in the event that any significant collaboration partner is unable to fulfill its payment obligations to us, our operating results and cash position would suffer. See “Risks Relating to our Reliance on Third Parties—We are substantially dependent on the expertise of Hospira and Strides Arcolab to develop and commercialize some of our product candidates. If we fail to maintain our current strategic relationship with Hospira and Strides Arcolab, our business, commercialization prospects and financial condition may be materially adversely affected.”

We currently have limited marketing capabilities and no sales organization.

We currently have limited sales and marketing capabilities. We have no prior experience in the marketing, sale and distribution of pharmaceutical products and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team.

To commercialize our lead product candidate PF582, we have entered into a collaboration agreement with Hospira. If PF582 receives regulatory approval, Hospira is required to use commercially reasonable efforts to sell, market, and promote PF582 in certain major markets. For PF530 we will need to identify potential sales, marketing and distribution partners or establish our own internal sales force. In the future, we may choose to collaborate with other third parties that have direct sales forces and established distribution systems, either to augment our own sales force or in lieu of our own sales force. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we would incur significant additional losses.

We enter into various contracts in the normal course of our business that periodically incorporate provisions whereby we indemnify the other party to the contract. In the event we would have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial position and results of operations.

In the normal course of business, we periodically enter into academic, commercial and consulting agreements that contain indemnification provisions. With respect to our academic agreements, we may be required to indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our sublicensees’ exercise of rights under the agreement. With respect to commercial agreements entered into with our protein production customers, we typically provide indemnification for claims from third parties arising out of any potential intellectual property infringement associated with our Pfēnex Expression Technology® in the course of performing our services. With respect to our commercial agreements, the bulk of which are with contract manufacturers, we indemnify our vendors from third-party product liability claims which result from the production, use or consumption of the product, as well as for certain alleged infringements of any patent or other intellectual property right by a third party. With respect to consultants, we indemnify them from claims arising from the good faith performance of their services. In all of the above cases, we do not indemnify the parties for claims resulting from the negligence or willful misconduct of the indemnified party.

We maintain insurance coverage which we believe will limit our obligations under these indemnification provisions. However, should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial position and results of operations could be adversely affected and the market value of our common stock could decline.

We may have difficulty managing our growth and expanding our operations successfully.

As we advance our product candidates through the development process, we will need to expand our development, regulatory, manufacturing, quality, sales and marketing capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other organizations.

As of December 31, 2014, we had 35 full-time employees. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Therefore, we will need to continue to expand our managerial, operational, finance and other resources to manage our operations and clinical trials, continue our development activities and commercialize our product candidates, if approved. In order to effectively execute our growth strategy, we will be required to:

•	manage our clinical trials effectively;

•	identify, recruit, retain, incentivize and integrate additional employees;

•

establish and maintain collaborations with third parties for the development and commercialization of our product candidates, or otherwise build and maintain a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	manage our internal development efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reporting systems and procedures.

Due to our limited financial resources and our limited experience in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. In addition, this expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our development and strategic objectives, or disrupt our operations, which could materially impact our business, revenue, and operating results.

The U.S. government holds certain intellectual property rights related to our Anthrax vaccine, Px563L and Malaria vaccine, Px533.

Although we have intellectual property related to expression of recombinant Protective Antigen in P. fluorescens, the U.S. government holds certain patents related to recombinant Protective Antigen, as well as certain rights to intellectual property related to other Px563L components such as adjuvants used to produce the final vaccine. We have rights to utilize this intellectual property held by the U.S. government by virtue of the fact that the development of our anthrax vaccine, Px563L, is funded by the Biomedical Advanced Research and Development Authority, or BARDA, within the Office of the Assistant Secretary for Preparedness and Response in the U.S. Department of Health and Human Services. In addition, the U.S. government holds certain intellectual property rights related to products developed under contracts (including “march-in” rights) with the U.S. government, which if exercised could materially impact our business, revenue and operating results with respect to Px563L and/or Px533.

Our contracts with the U.S. government, and our subcontracts with U.S. government contractors, require ongoing funding decisions by the U.S. government; reduced or discontinued funding of these contracts could cause our financial condition and operating results to suffer materially. Additionally, the amount we are paid under our government contract is based on negotiated rates for the time, resources and expenses required for us to perform the contract. If our actual costs exceed the negotiated rates, we may not be able to earn an adequate return or may incur a loss under the contract.

Development of our anthrax vaccine, Px563L, is funded by BARDA, and the development of our malaria vaccine, Px533, is funded by NIAID. The funding for government programs is subject to Congressional appropriations, often made on a fiscal year basis, even for programs designed to continue for several years. These appropriations can be subject to political considerations and stringent budgetary constraints. Additionally, our government-funded development contracts give the U.S. government the right, exercisable in its sole discretion, to extend this contract for successive option periods following a base period of performance. The value of the services to be performed during these option periods may constitute the majority of the total value of the underlying contract. If levels of government expenditures and authorizations for biodefense decrease or shift to programs in areas where we do not offer products or are not developing product candidates, or if the U.S. government otherwise declines to exercise its options under its contracts with us, our business, revenue and operating results would suffer.

Our current contracts with BARDA and NIAID are cost plus fixed-fee contracts and potential future contracts with the U.S. government may also be structured this way. Under our cost plus fixed-fee contract, we are allowed to recover our approved costs plus a fixed fee. The total price on a cost plus contract is based primarily on allowable costs incurred, but generally is subject to contract funding limitations. U.S. government regulations require us to notify our customer of any cost overruns or underruns on a cost plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

Moreover, changes in U.S. government contracting policies could directly affect our financial performance. Factors that could materially adversely affect our U.S. government contracting business include:

•	budgetary constraints affecting U.S. government spending generally, or specific departments or agencies in particular;

•	changes in U.S. government fiscal policies or available funding;

•	changes in U.S. government defense and homeland security priorities;

•	changes in U.S. government programs or requirements;

•	U.S. government curtailment of its use of technology services firms;

•	adoption of new laws or regulations;

•	technological developments;

•	U.S. government shutdowns, threatened shutdowns or budget delays;

•	competition and consolidation in our industry; and

•	general economic conditions.

These or other factors could cause U.S. government departments or agencies to reduce their development funding or future purchases under contracts, to exercise their right to terminate contracts or fail to exercise their options to extend our contracts, any of which could have a material adverse effect on our business, financial condition, operating results and ability to meet our financial obligations.

Unfavorable provisions in government contracts, some of which are customary, may subject our business to material limitations, restrictions and uncertainties and may have a material adverse impact on our financial condition and operating results.

Government contracts contain provisions that give the U.S. government substantial rights and remedies, many of which are not typically found in commercial contracts, including provisions that allow the U.S. government to:

•	terminate existing contracts, in whole or in part, for any reason or no reason;

•	unilaterally reduce or modify the government’s obligations under such contracts or subcontracts, without the contractor’s consent, including by imposing equitable price adjustments;

•	audit contract-related costs and fees, including allocated indirect costs;

•	claim rights, including intellectual property rights, in products and data developed under such agreements;

•	suspend the contractor from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	impose U.S. manufacturing requirements for products that embody inventions conceived or first reduced to practice under such contracts;

•	suspend or debar the contractor from doing future business with the government;

•	decline to exercise an option to renew a contract;

•	exercise an option to purchase only the minimum amount, if any, specified in a contract;

•	decline to exercise an option to purchase the maximum amount, if any, specified in a contract;

•	claim rights to facilities or to products, including intellectual property, developed under the contract;

•	require repayment of contract funds spent on construction of facilities in the event of contract default;

•	take actions that result in a longer development timeline than expected;

•	change the course of a development program in a manner that differs from the contract’s original terms or from our desired development plan, including decisions regarding our partners in the program;

•	pursue civil or criminal remedies under the False Claims Act, or FCA, and False Statements Act; and

•	control or prohibit the export of products.

We may not have the right to prohibit the U.S. government from using certain technologies developed by us, and we may not be able to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government generally takes the position that it has the right to royalty-free use of technologies that are developed under U.S. government contracts.

Generally, government contracts, including our contracts with BARDA and NIAID for the development of Px563L, contain provisions permitting unilateral termination or modification, in whole or in part, at the U.S.

government’s convenience. Under general principles of government contracting law, if the U.S. government terminates a contract for convenience, the government contractor may recover only its incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the U.S. government terminates a contract for default, the government contractor is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items from another source.

In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

•	specialized accounting systems unique to government contracts;

•	mandatory financial audits and potential liability for price adjustments or recoupment of government funds after such funds have been spent;

•	public disclosures of certain contract information, which may enable competitors to gain insights into our research program;

•	mandatory internal control systems and policies; and

•	mandatory socioeconomic compliance requirements, including labor standards, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to maintain compliance with these requirements, we may be subject to potential contract or FCA liability and to termination of our contracts.

Our business is subject to audit by the U.S. government and a negative audit could adversely affect our business.

U.S. government agencies such as the Department of Health and Human Services, or HHS, and the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contractors and recipients of federal grants. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards.

The HHS and the DCAA also review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including:

•	termination of contracts;

•	forfeiture of profits;

•	suspension of payments;

•	fines; and

•	suspension or prohibition from conducting business with the U.S. government.

In addition, we could suffer serious reputational harm if allegations of impropriety were made against us, which could cause our stock price to decrease.

The United States government’s determination to award a future contract or contract option may be challenged by an interested party, such as another bidder, at the United States Government Accountability Office, or the GAO, or in federal court. If such a challenge is successful, our government contracts or any future contract we may be awarded may be terminated.

The laws and regulations governing the procurement of goods and services by the U.S. government provide procedures by which other bidders and interested parties may challenge the award of a government contract. If we are awarded a government contract, such challenges or protests could be filed even if there are not any valid legal grounds on which to base the protest. If any such protests are filed, the government agency may decide to suspend our performance under the contract while such protests are being considered by the GAO or the applicable federal court, thus potentially delaying delivery of payment. In addition, we could be forced to expend considerable funds to defend any potential award. If a protest is successful, the government may be ordered to terminate any one or more of our contracts and reselect bids. The government agencies with which we have contracts could even be directed to award a potential contract to one of the other bidders.

Laws and regulations affecting government contracts make it more costly and difficult for us to successfully conduct our business.

We must comply with numerous laws and regulations relating to the formation, administration and performance of government contracts, which can make it more difficult for us to retain our rights under our government contracts, including our contracts with BARDA and NIAID. These laws and regulations affect how we conduct business with government agencies. Among the most significant government contracting regulations that affect our business are:

•

the Federal Acquisition Regulations, or FAR, and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•

business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and include other requirements such as the Anti-Kickback Statute and Foreign Corrupt Practices Act;

•	export and import control laws and regulations; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Any changes in applicable laws and regulations could restrict our ability to maintain our existing BARDA and NIAID contracts and obtain new contracts, which could limit our ability to conduct our business and materially adversely affect our results of operations.

Agreements with government agencies may lead to claims against us under the Federal False Claims Act, and these claims could result in substantial fines and other penalties.

The biopharmaceutical industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions. Our government contracts are subject to substantial financial penalties under the Federal Civil Monetary Penalties Act and the FCA. Under the FCA’s “whistleblower” provisions, private enforcement of fraud claims against businesses on behalf of the U.S. government has increased due in part to amendments to the FCA that encourage private individuals to sue on behalf of the government. These whistleblower suits, known as qui tam actions, may be filed by private individuals, including present and former employees. The FCA statute provides for treble damages and up to $11,000 per false claim. If our operations are found to be in violation of any of these laws, or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs, and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment, or restructuring of our operations could adversely affect our ability to operate our business and our financial results.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any future products we develop.

We face a risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may incur liability if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our products. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for PF582, PF530 or any future product candidates or products we develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants or cancellation of clinical trials;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products we develop.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could impact the commercialization of PF582, PF530 and any future products we develop. We currently carry product liability insurance covering our clinical trials in the amount of $5.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing PF582, PF530 or any other product candidates, we intend to expand our insurance coverage to include the sale of such products; however, we may be unable to obtain this liability insurance on commercially reasonable terms.

Our employees, independent contractors, principal investigators, CROs, consultants and collaborators may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk that our employees, independent contractors, principal investigators, third-party clinical research organizations, or CROs, consultants and collaborators may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or unauthorized activities that violate: (1) regulations of the FDA and comparable foreign authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities; (2) manufacturing standards; (3) federal and state healthcare fraud and abuse laws and regulations; or (4) laws that require the reporting of true and accurate financial information and data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. These activities also include the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Code of Ethics and Conduct, but it is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our cash and cash equivalents and short term investments could be adversely affected if the financial institutions in which we hold our cash and cash equivalents and short term investments fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation, or FDIC, insurance limit. While we monitor the cash balances in our accounts and adjust the balances as appropriate, these balances could be impacted, and there could be a material adverse effect on our business, if one or more of the financial institutions with which we deposit fails or is subject to other adverse conditions in the financial or credit markets. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurance that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial and credit markets.

Our business involves the use of hazardous materials and we, our collaboration partners, and our third party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development and manufacturing activities and our third party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including small quantities of acetonitrile, methanol, ethanol, ethidium bromide and compressed gases, and other hazardous compounds. We and our collaboration partners, manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our third party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and interrupt our business operations.

We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, and the handling of biohazardous materials. Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. For claims not covered by workers’ compensation insurance, we also maintain an employer’s liability insurance policy in the amount of $1.0 million per occurrence and in the aggregate. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

Environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. Any inability to comply with environmental laws and regulations may adversely affect our business and operating results.

Risks Relating to our Reliance on Third Parties

We are substantially dependent on the expertise of Hospira and Strides Arcolab to develop and commercialize some of our product candidates. If we fail to maintain our current strategic relationship with Hospira and Strides Arcolab, our business, commercialization prospects and financial condition may be materially adversely affected.

Because we have limited or no capabilities for late-stage product development, manufacturing, sales, marketing and distribution, we may need to enter into alliances with other companies to develop our product candidates. For example, we have entered into agreements with Hospira and Strides Arcolab, pursuant to which we will transfer the development, manufacture and commercialization of some of our products.

Under the terms of the collaboration agreement, Hospira received exclusive licenses and rights and assumed responsibility for the manufacturing and commercialization of PF582, and is obligated to use commercially reasonable efforts to manufacture and commercialize PF582 in certain major markets globally. In consideration for the exclusive license and other rights contained in the collaboration agreement, we are eligible to receive up to $342 million in one-time payments, including a non-refundable payment of $51 million, which we received in March of 2015 upon receipt of antitrust approval, and up to $291 million upon the successful achievement of certain pre-commercial and commercial milestones, and double digit escalating royalties on annual sales of PF582. We will share the Phase 3 equivalence clinical trial costs with our share capped at $20 million, $10 million of which will be setoff as a credit against royalties payable to us, unless the collaboration agreement is terminated prior to such setoff. We will also share the costs of seeking regulatory approval of PF582 and a certain portion of other costs that are related to PF582 and that may begin after any filings for regulatory approval of PF582 would be made. The collaboration agreement also includes an obligation for each of us and Hospira to offer the other an opportunity to co-develop any other ophthalmic biological product that inhibits vascular endothelial growth factor A, or VEGF-A. The collaboration agreement permits either party to terminate the agreement for the other party’s uncured material breach or for certain insolvency events. In addition, Hospira may terminate the collaboration agreement upon the occurrence of certain clinical or regulatory events. If the collaboration agreement terminates, then the license granted to Hospira would end, and the licensed rights to PF582 would revert to us, subject to Hospira’s right to sell its remaining inventory over a certain period.

For the products included in the JDLA, Strides Arcolab is responsible for development expenses up to Phase 3, at which time we will share in expenses and revenue going forward. Additionally, we will transfer the development, manufacture and commercialization of the products to a joint venture company jointly owned by us and Strides Arcolab upon completion of Phase 1 trials.

The prospects for the product candidates depend on the expertise, development and commercial skills, and financial strength of Hospira and Strides Arcolab. Our collaborations with Hospira or Strides Arcolab may not be successful, and we may not realize the expected benefits from such collaborations, due to a number of important factors, including but not limited to the following:

•

Hospira or Strides Arcolab may terminate their agreements with us prior to completing development or commercialization of our product candidates, in whole or in part, adversely impacting our potential approval and revenue from licensed products;

•

the timing and amount of any payments we may receive under these agreements will depend on, among other things, the efforts, allocation of resources, and successful commercialization of the relevant product candidates by Hospira or Strides Arcolab, as applicable, under our agreements;

•	the timing and amounts of expense reimbursement that we may receive are uncertain; or

•	Hospira or Strides Arcolab may change the focus of their development or commercialization efforts or pursue or emphasize higher-priority programs.

A failure of Hospira or Strides Arcolab to successfully develop our product candidates which are covered by the collaboration, or commercialize such product candidates, or the termination of our agreement with Hospira or Strides Arcolab, as applicable, may have a material adverse effect on our business, results of operations and financial condition.

Our existing product development and/or commercialization arrangements, and any that we may enter into in the future, may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We are a party to, and continue to seek additional, collaboration arrangements with other pharmaceutical companies for the development and/or commercialization of our current and future product candidates. In such alliances, we would expect our collaboration partners to provide substantial capabilities in clinical development, manufacturing, regulatory affairs, sales and marketing, both in the United States and internationally.

To the extent that we decide to enter into collaboration agreements, we will face significant competition in seeking appropriate collaboration partners. Any failure to meet our clinical milestones with respect to an unpartnered product candidate would make finding a collaboration partner more difficult. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement, and we cannot guarantee that we can successfully maintain such relationships or that the terms of such arrangements will be favorable to us. If we fail to establish and implement collaboration or other alternative arrangements, the value of our business and operating results will be adversely affected.

We may not be successful in our efforts to establish, implement and maintain collaborations or other alternative arrangements if we choose to enter into such arrangements. The terms of any collaboration or other arrangements that we may establish may not be favorable to us. The management of collaborations may take significant time and resources that distract our management from other matters. Our ability to successfully collaborate with any future collaboration partners may be impaired by multiple factors including:

•

a collaboration partner may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;

•	a collaboration partner may cease development in therapeutic areas which are the subject of alliances with us;

•	a collaboration partner may change the success criteria for a particular program or product candidate thereby delaying or ceasing development of such program or candidate;

•

a significant delay in initiation of certain development activities by a collaboration partner will also delay payments tied to such activities, thereby impacting our ability to fund our own activities;

•	a collaboration partner could develop a product that competes, either directly or indirectly, with our current or future products, if any;

•	a collaboration partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;

•	a collaboration partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;

•	a collaboration partner may exercise its rights under the agreement to terminate our collaboration;

•

a dispute may arise between us and a collaboration partner concerning the research or development of a product candidate or commercialization of a product resulting in a delay in milestones, royalty payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources;

•	the results of our clinical trials may not match our collaboration partners’ expectations, even if statistically significant;

•	a collaboration partner may not adequately protect or enforce the intellectual property rights associated with a product or product candidate; and

•	a collaboration partner may use our proprietary information or intellectual property in such a way as to invite litigation from a third party.

Any such activities by our current or future collaboration partners could adversely affect us financially and could harm our business reputation.

In addition to product development and commercialization capabilities, we may depend on our alliances with other companies to provide substantial additional funding for development and potential commercialization of our product candidates. We may not be able to obtain funding on favorable terms from these alliances, and if we are not successful in doing so, we may not have sufficient funds to develop a particular product candidate internally, or to bring product candidates to market. Failure to bring our product candidates to market will prevent us from generating sales revenue, and this may substantially harm our business. Furthermore, any delay in entering into these alliances could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market. As a result, our business and operating results may be adversely affected.

We rely on CROs to conduct and oversee our planned clinical trials for our product candidates and other clinical trials for product candidates we are developing or may develop in the future. If our CROs do not successfully carry out their contractual duties, meet expected deadlines, or otherwise conduct the trials as required or comply with regulatory requirements, we and our collaboration partners may not be able to obtain regulatory approval for or commercialize our product candidates when expected or at all, and our business could be substantially harmed.

We will continue to rely upon medical institutions, clinical investigators and contract laboratories to conduct our trials in accordance with our clinical protocols and in accordance with applicable legal and regulatory requirements. These third parties play a significant role in the conduct of these trials and the subsequent collection and analysis of data from the clinical trials. These third parties are not our employees, and except for remedies available to us under our agreements with such third parties, there is no guarantee that any such third party will devote adequate time and resources to our clinical trial. If our CRO or any other third parties upon which we rely for administration and conduct of our clinical trials do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements, or for other reasons, or if they otherwise perform in a substandard manner, our clinical trials may be extended, delayed, suspended or terminated, and we may not be able to complete development of, obtain regulatory approval for, or successfully commercialize our product candidates. We plan to rely heavily on these third parties for the execution of clinical trials for products we are developing or may develop in the future, and will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on our CRO does not relieve us of our regulatory responsibilities.

We, our CRO and our collaborators are required to comply with Good Clinical Practice, or GCP, which are regulations and guidelines enforced by regulatory authorities around the world for products in clinical development. Regulatory authorities enforce these GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and clinical trial sites. If we, our CRO or our collaborators fail to comply with applicable GCP regulations, the clinical data generated in clinical trials may be deemed unreliable and submission of marketing applications may be delayed or the regulatory authorities may require us to perform additional clinical trials before approving marketing applications. We cannot assure that, upon inspection, a regulatory authority will determine that any of our clinical trials comply or complied with applicable GCP regulations. In addition, clinical trials must be conducted with product produced under current Good Manufacturing Practices, or cGMP, regulations, which are enforced by regulatory authorities. Any failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if our CRO violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Phase 3 trials, such as the trial planned for PF582, require a substantial number of patients that can allow statistically significant results. Delays in site initiation or unexpectedly low patient enrollment rates may delay the results of the clinical trial. CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed. Further, if our relationship with our CRO is terminated, we may be unable to enter into arrangements with an alternative CRO on commercially reasonable terms, or at all. Switching or adding CROs can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationship with our CROs, there can be no assurance that we will not encounter such challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition or results of operations.

We rely on third parties, and in some cases a single third-party, to manufacture nonclinical and clinical supplies of our product candidates and to store critical components of our product candidates for us. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product candidates, or fail to do so at acceptable quality levels or prices.

We do not currently have the infrastructure or capability internally to manufacture supplies of our product candidates for use in clinical studies, and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. We rely on third party manufacturers, including our collaboration partners, Hospira and Strides Arcolab, to manufacture our product candidates for preclinical and clinical studies. Successfully transferring complicated manufacturing techniques to manufacturing organizations and scaling up these techniques for commercial quantities will be time consuming and we may not be able to achieve such transfer. Moreover, the market for contract manufacturing services for protein therapeutics is highly cyclical, with periods of relatively abundant capacity alternating with periods in which there is little available capacity. If our need for contract manufacturing services increases during a period of industry-wide production capacity shortage, we may not be able to produce our product candidates on a timely basis or on commercially viable terms. Although we generally do not begin a clinical study unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay or discontinuation in the supply of a product candidate for an ongoing clinical study due to the need to replace a third-party manufacturer could considerably delay completion of our clinical studies, product testing, and potential regulatory approval of our product candidates, which could harm our business and results of operations.

Reliance on third party manufacturers entails additional risks, including reliance on the third party for regulatory compliance and quality assurance, the possible breach of the manufacturing agreement by the third party, and the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us. In addition, third party manufacturers may not be able to comply with cGMP, or similar regulatory requirements outside the United States. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or any other product candidates or products that we may develop. Any failure or refusal to supply the components for our product candidates that are being developed could delay, prevent or impair clinical development or commercialization efforts. If our manufacturers were to breach or terminate their manufacturing arrangements with us, the development or commercialization of the affected products or product candidates could be delayed, which could have an adverse effect on our business. Any change in our manufacturers could be costly because the commercial terms of any new arrangement could be less favorable and because the expenses relating to the transfer of necessary technology and processes could be significant.

If any of our product candidates are approved, in order to produce the quantities necessary to meet anticipated market demand, any manufacturer that we engage may need to increase manufacturing capacity. If we or our manufacturers are unable to produce our product candidates in sufficient quantities to meet the requirements for the launch of these products or to meet future demand, our revenue and gross margins could be adversely affected. Although we believe that we and our manufacturers will not have any material supply issues, we cannot be certain that we will be able to obtain long-term supply arrangements for our product candidates or materials used to produce them on acceptable terms, if at all. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

We also rely on third parties to store the PF582 master and working cell banks. We have one master cell bank and one working cell bank and believe we would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that we could lose multiple cell banks and have our manufacturing severely impacted by the need to replace the cell banks, which could materially and adversely affect our business, financial condition and results of operations.

We rely on third party suppliers, and in some instances a single third-party supplier, for the manufacture and supply of certain materials in our protein production services, and these suppliers could cease to manufacture the materials, go out of business or otherwise not perform as anticipated.

We rely on third party suppliers for our protein production services and in some instances a single third-party supplier, for the manufacture and supply of certain materials. We currently rely, and expect to continue to rely, on a single-source supplier for the manufacture and supply of CRM197. To meet these demands, our supplier is in the process of increasing production capacity, and we also have established a repository in the United States that is capable of storing a safety supply of CRM197 and the CRM197 cell bank. Furthermore, we have taken steps to identify alternate sources of supply sufficient to support future needs; however, there may be delays in switching to these alternative suppliers if our contract with primary sources are terminated without notice. Regardless of the foregoing alternative measures, we cannot guarantee that we will have an adequate supply of CRM197. If we are unable to secure adequate quantities of CRM197 from our primary supplier, from potential secondary suppliers or from our safety supply, we may be required to identify additional suppliers. If we are required to engage additional suppliers, we may not be able to enter into an alternative supply arrangement on commercially reasonable terms, or at all. Even if we are able to identify additional suppliers and enter into agreements on commercially reasonable terms, we may incur delays associated with identifying and qualifying additional suppliers and negotiating the terms of any supply contracts. These delays could adversely impact our business and negatively affect profitability of our protein production services.

We have entered into collaborations with third parties in connection with the development of certain of our product candidates. Even if we believe that the development of our technology and product candidates is promising, our partners may choose not to proceed with such development.

Our existing agreements with our collaboration partners, including our agreements with Hospira and Strides Arcolab, are generally subject to termination by the counterparty on short notice upon the occurrence of certain circumstances. Accordingly, even if we believe that the development of product candidates are worth pursuing, our partners may choose not to continue with such development. If any of our collaborations are terminated, we may be required to devote additional resources to the development of our product candidates or seek a new collaboration partner on short notice, and the terms of any additional collaboration or other arrangements that we establish may not be favorable to us.

We are also at risk that our collaborations or other arrangements may not be successful. Factors that may affect the success of our collaborations include the following:

•	our collaboration partners may incur financial and cash-flow difficulties that force them to limit or reduce their participation in our joint projects;

•

our collaboration partners may be pursuing alternative technologies or developing alternative products that are competitive to our technology and products, either on their own or in partnership with others;

•

our collaboration partners may terminate their collaboration with us, which could make it difficult for us to attract new partners or adversely affect perception of us in the business and financial communities; and

•	our collaboration partners may pursue higher priority programs or change the focus of their development programs, which could affect their commitment to us.

If we cannot maintain successful collaborations, our business, financial condition and operating results may be adversely affected.

If we are unable to maintain our commercial supply agreements with key customers purchasing CRM197 or if third party distributors of our reagent proteins fail to perform as expected, sales revenue could decline.

We primarily sell CRM197 directly to biopharmaceutical companies and currently have several commercial supply agreements in place for long-term supply of CRM197. To establish and maintain relationships with customers, we believe we need to maintain adequate supplies of CRM197, remain price competitive, comply with regulatory regulations and provide high-quality products. If we are unable to establish and maintain arrangements for the sale of CRM197, our revenue and profits would decline.

Although we sell our protein reagents through multiple sales channels, including our ecommerce website, we also sell our protein reagents to some of our customers through third-party distributors. Many of such third parties also market and sell products from our competitors. Our third-party distributors may terminate their relationships with us at any time, or with short notice. Our future performance will also depend, in part, on our ability to attract additional third-party distributors that will be able to market protein reagents effectively, especially in markets in which we have not previously distributed our protein reagents. If our current third-party distributors fail to perform as expected, our revenue and results of operations could be harmed.

Risks Relating to Our Intellectual Property

Our collaboration partners may assert ownership or commercial rights to inventions we develop from our use of the materials which they provide to us, or otherwise arising from our collaboration.

We collaborate with several institutions with respect to research and development matters. Also, we rely on numerous third parties to provide us with materials that we use to develop our technology. If we cannot successfully negotiate sufficient ownership, licensing and/or commercial rights to any inventions that result from our use of any third party collaborator’s materials, or if disputes arise with respect to the intellectual property developed with the use of a collaborator’s materials, or data developed in a collaborator’s study, our ability to capitalize on the market potential of these inventions or developments may be limited or precluded altogether.

If our efforts to protect our intellectual property related to our platform technology and our current or future product candidates are not adequate, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our current product candidates and our development programs. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. In particular, our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our platform and product candidates. However, we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, eroding our competitive position in our market.

The patentability of inventions, and the validity, enforceability and scope of patents in the biotechnology and pharmaceutical industry involve complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law in ways affecting the scope or validity of issued patents. The patent applications that we own or license may fail to result in issued patents in the United States or foreign countries. There is a substantial amount of prior art in the biotechnology and pharmaceutical fields, including scientific publications, patents and patent applications. Our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. We may be unaware of certain prior art relating to our patent applications and patents, which could prevent a patent from issuing from a pending patent application, or result in an issued patent being invalidated. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope of such issued patents or any other issued patents we own or license, which may result in such patents being narrowed, invalidated or held unenforceable.

Patents granted by the European Patent Office may be opposed by any person within nine months from the publication of their grant and, in addition, may be challenged before national courts at any time. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents and patent applications we hold, license or pursue with respect to our product candidates is threatened, it could threaten our ability to commercialize our product candidates. In addition, recent changes to the patent laws of the United States provide additional procedures for third parties to challenge the validity of issued patents based on patent applications filed after March 15, 2013. If the breadth or strength of protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is challenged, then it could threaten our ability to commercialize our current or future product candidates, and could threaten our ability to prevent competitive products from being marketed. Further, if we encounter delays in our clinical trials, the period of time during which we could market our current or future product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications. Furthermore, for applications filed before March 16, 2013, or patents issuing from such applications, an interference proceeding can be provoked by a third party, or instituted by the United States Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications and patents. As of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party.

The change to “first-to-file” from “first-to-invent” is one of the changes to the patent laws of the United States resulting from the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law on September 16, 2011. Among some of the other significant changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. It is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

Even where laws provide protection, costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and the outcome of such litigation would be uncertain. Moreover, any actions we may bring to enforce our intellectual property against our competitors could provoke them to bring counterclaims against us, and some of our competitors have substantially greater intellectual property portfolios than we have.

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business would be harmed.

In addition to the protection afforded by patents, we also rely on trade secret protection and confidentiality agreements to protect proprietary know-how that may not be patentable, processes for which patents may be difficult to obtain or enforce and any other elements of our product development processes that involve proprietary know-how, information or technology that is not covered by patents.

As part of our efforts to protect our trade secrets and other confidential information, we require our employees, consultants, collaborators and advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. We also note in this respect that trade secret protection in foreign countries may not provide protection to the same extent as federal and state laws in the United States. A breach of confidentiality could significantly affect our competitive position. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators or advisors have previous employment or consulting relationships. To the extent that our employees, consultants or contractors use any intellectual property owned by others in their work for us, disputes may arise as to the rights in any related or resulting know-how and inventions. Also, third parties, including our competitors, may independently develop substantially equivalent proprietary information and technologies or otherwise lawfully gain access to our trade secrets and other confidential information. In such a case, we would have no right to prevent such third parties from using such proprietary information or technologies to compete with us, which could harm our competitive position.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business could be harmed.

Our research, development and commercialization activities may infringe or otherwise violate or be claimed to infringe or otherwise violate patents owned or controlled by other parties. Our competitors have developed large portfolios of patents and patent applications in fields relating to our business and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. There may also be patent applications that have been filed but not published that, when issued as patents, could be asserted against us. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving that a patent is invalid is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Also in proceedings before courts in Europe, the burden of proving invalidity of the patent usually rests on the party alleging invalidity. Third parties could bring claims against us that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, derivation or post-grant proceedings declared or granted by the USPTO and similar proceedings in foreign countries, regarding intellectual property rights with respect to our current or future products. Third parties may submit applications for patent term extensions in the United States and/or supplementary protection certificates in the European Union member States seeking to extend certain patent protection which, if approved, may interfere with or delay the launch of one or more of our biosimilar or vaccine products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Patent litigation and other proceedings may also absorb significant management time. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We may become involved in lawsuits to protect or enforce our inventions, patents or other intellectual property or the patents of our licensors, which could be expensive and time consuming.

Competitors may infringe our intellectual property, including our patents or the patents of our licensors. In addition, one or more of our third party collaborators may have submitted, or may in the future submit, a patent application to the USPTO without naming a lawful inventor that developed the subject matter in whole or in part while under an obligation to execute an assignment of rights to us. As a result, we may be required to file infringement or inventorship claims to stop third party infringement, unauthorized use, or to correct inventorship. This can be expensive, particularly for a company of our size, and time-consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover its technology or that the factors necessary to grant an injunction against an infringer are not satisfied.

An adverse determination of any litigation or other proceedings could put one or more of our patents at risk of being invalidated, held unenforceable or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference, derivation or other proceedings brought at the USPTO or any foreign patent authority may be necessary to determine the priority or patentability of inventions with respect to our patent applications or those of our licensors or collaborators. Litigation or USPTO proceedings brought by us may fail. An unfavorable outcome in any such proceedings could require us to cease using the related technology or to attempt to license rights to it from the prevailing party, or could cause us to lose valuable intellectual property rights. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms, if any license is offered at all. Even if we are successful, domestic or foreign litigation or USPTO or foreign patent office proceedings may result in substantial costs and distraction to our management. We may not be able, alone or with our licensors or collaborators, to prevent misappropriation of our trade secrets, confidential information or proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other proceedings, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or proceedings. In addition, during the course of this kind of litigation or proceedings, there could be public announcements of the results of hearings, motions or other interim proceedings or developments or public access to related documents. If investors perceive these results to be negative, the market price for our common stock could be significantly harmed.

We may not be able to globally protect our intellectual property rights.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and in some cases may even force us to grant a compulsory license to competitors or other third parties. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in domestic and foreign intellectual property laws.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to use our technologies and this circumstance would have a material adverse effect on our business.

We may be subject to claims that our employees or consultants have wrongfully used or disclosed alleged trade secrets of former or other employers.

Many of our employees and consultants, including our senior management, have been employed or retained by other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees or consultants have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s or consultant’s former or other employer. We are not aware of any material threatened or pending claims related to these matters, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Government Regulation

The approval processes of the FDA, EMA, and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we and our collaborators are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, marketing, distribution, post-approval monitoring and reporting, and export and import of drug and biologic products are subject to extensive regulation by the FDA and other regulatory authorities in the United States, by the EMA and EEA Competent Authorities in the EEA, and by other regulatory authorities in other countries, which regulations differ from country to country. Neither we nor any collaboration partner is permitted to market PF582, PF530, or any future product candidates in the United States until approval from the FDA is received, or in the EEA until we receive EU Commission or EEA Competent Authority approvals are received. The time required to obtain approval from regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials, and depends upon numerous factors, including the substantial discretion of such regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We and our collaboration partners have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•

the data collected from clinical studies of our product candidates may not be sufficient to support the submission of an abbreviated new drug application, or ANDA, a biologics license application, or BLA, a biosimilar product application under the 351(k) pathway of the PHSA, a biosimilar marketing authorization under Article 6 of Regulation (EC) No. 726/2004 and/or Article 10(4) of Directive 2001/83/EC in the EEA, or other submission or to obtain regulatory approval in the United States, the EEA, or elsewhere;

•	regulatory authorities may disagree with the design or implementation of our clinical trials;

•	the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•	we may be unable to demonstrate to the satisfaction of regulatory authorities that a product candidate’s risk-benefit ratio for its proposed indication is acceptable;

•

regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

•	the approval policies or regulations of regulatory authorities may significantly change in a manner that renders our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market PF582, PF530, or any other product candidates, which would significantly harm our business, results of operations and prospects. Moreover, any delays in the commencement or completion of clinical testing could significantly impact our product development costs and could result in the need for additional financing.

In addition, even if we or our collaborators were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than requested, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

If we or our collaborators fail to obtain approval for our two most advanced biosimilar product candidates or if our two most advanced biosimilar product candidates are not commercially successful, we may have to curtail our product development programs and our business would be materially harmed.

We have invested a significant portion of our time, financial resources and efforts in the development of our two most advanced biosimilar product candidates, PF582 and PF530. As of December 31, 2014, we have invested approximately $7.8 million in the development of these product candidates. The clinical and commercial success of our product candidates will depend on a number of factors, including the following:

•

timely completion of preclinical studies and all necessary clinical trials, including our Phase 3 trial for PF582 and our Phase 1 trial for PF530, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the accurate and satisfactory performance of third party contractors, including our collaborators;

•	timely receipt of necessary marketing approvals from the FDA, the EU Commission, and similar foreign regulatory authorities;

•	maintaining an acceptable safety and adverse event profile of our products following approval;

•	achieving and maintaining compliance with all regulatory requirements applicable to our product candidates or any approved products;

•	making arrangements with third party manufacturers for, or establishing, commercial manufacturing capabilities;

•	launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity, where available, for our product candidates;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	acceptance of our products, if and when approved, by patients, the medical community and third party payors; and

•	the ability to raise additional capital on acceptable terms to achieve our goals.

If we and our collaboration partners are unable to obtain regulatory approval for one or both of these product candidates in a timely manner or at all, we may never realize revenue from these products and we may have to curtail our other product development programs. As a result, our business, financial condition and results of operations would be materially harmed.

Our ability to market our products in the United States may be significantly delayed or prevented by the BPCIA patent dispute resolution mechanism.

The Biologics Price Competition and Innovation Act of 2009, Title VII, Subtitle A of the Patent Protection and Affordable Care Act, Pub.L.No.111-148, 124 Stat.119, Sections 7001-02 signed into law March 23, 2010, and codified in 42 U.S.C. §262, or the BPCIA, created an elaborate and complex patent dispute resolution mechanism for biosimilars that could prevent us from launching our product candidates in the United States or could substantially delay such launches. The BPCIA mechanism required for 351(k) biosimilar applicants may pose greater risk as compared to the litigation risk to which we might be exposed under a traditional 351(a) BLA regulatory pathway.

The BPCIA mandates patent disclosure and briefing requirements that are demanding, time-sensitive and, to date, untested. The following is an overview of the patent exchange and patent briefing procedures required by the BPCIA:

1.	Disclosure of the Biosimilar Application. Within 20 days after the FDA publishes a notice that its application has been accepted for review, a 351(k) biosimilar applicant must provide a copy of its application to the originator.

2.	Identification of Pertinent Patents. Within 60 days of the date of receipt of the application the originator must identify patents owned or controlled by the originator which it believes could be asserted against the biosimilar applicant.

3.	Statement by the Biosimilar Applicant. Following the receipt of the originator’s patent list, the biosimilar applicant must state either that it will not market its product until the relevant patents have expired or alternatively provide its arguments that the patents are invalid, unenforceable or would not be infringed by the proposed biosimilar product candidate. The biosimilar applicant may also provide the originator with a list of patents it believes the brand-name firm could assert against the reference product.

4.	Statement by the Originator. In the event the biosimilar applicant has asserted that the patents are invalid, unenforceable or would not be infringed by the proposed follow-on product, the originator must provide the biosimilar applicant with a response within 60 days. The response must provide the legal and factual basis of the opinion that such patent will be infringed by the commercial marketing of the proposed biosimilar.

5.	Patent Resolution Negotiations. If the originator provides its detailed views that the proposed biosimilar would infringe valid and enforceable patents, then the parties are required to engage in good faith negotiations to identify which of the discussed patents will be the subject of a patent infringement action. If the parties agree on the patents to be litigated, the brand-name firm must bring an action for patent infringement within 30 days.

6.	Simultaneous Exchange of Patents. If those negotiations do not result in an agreement within 15 days, then the biosimilar applicant must notify the originator of how many patents (but not the identity of those patents) that it wishes to litigate. Within five days, the parties are then required to exchange lists identifying the patents to be litigated. The number of patents identified by the originator may not exceed the number provided by the biosimilar applicant. However, if the biosimilar applicant previously indicated that no patents should be litigated, then the originator may identify one patent.

7.	Commencement of Patent Litigation. The originator must then commence patent infringement litigation within 30 days. That litigation will involve all of the patents on the originator’s list and all of the patents on the follow-on applicant’s list. The follow-on applicant must then notify the FDA of the litigation. The FDA must then publish a notice of the litigation in the Federal Register.

8.	Notice of Commercial Marketing. The BPCIA requires the biosimilar applicant to provide notice to the originator 180 days in advance of its first commercial marketing of its proposed follow-on biologic. The originator is allowed to seek a preliminary injunction blocking such marketing based upon any patents that either party had preliminarily identified, but were not subject to the initial phase of patent litigation. The litigants are required to “reasonably cooperate to expedite such further discovery as is needed” with respect to the preliminary injunction motion.

Biosimilar companies such as ours have the option of applying for U.S. regulatory approval for our products under either a traditional 351(a) BLA approval route, or under the recently enacted streamlined 351(k) approval route established by the BPCIA. The factors underpinning such a decision are extremely complex and involve, among other things, balancing legal risk (in terms of, e.g., the degree and timing of exposure to potential patent litigation by the originator) versus regulatory risks (in terms of, e.g., the development costs and the differing scope of regulatory approval that may be afforded under 351(a) versus 351(k)).

A significant legal risk in pursuing regulatory approval under the 351(k) regulatory approval route is that the above-summarized patent exchange process established by the BPCIA could result in the initiation of patent infringement litigation prior to FDA approval of a 351(k) application, and such litigation could result in blocking the market entry of our products. In particular, while the 351(k) route is more attractive to us (versus 351(a)) for reasons related to development time and costs and the potential broader scope of eventual regulatory approval for our proposed biosimilar candidates, the countervailing risk in such a regulatory choice is that the complex patent exchange process mandated by the BPCIA could ultimately prevent or substantially delay us from launching our products in the United States.

Moreover, the disclosure process required in Step 1 of the process outlined above, which requires the biosimilar applicant to disclose not only the regulatory application but also the applicant’s manufacturing process, has the potential to afford originators an easier path than traditional infringement litigation for developing any factual grounds they may require to support allegations of infringement. The rules established in the BPCIA’s patent dispute procedures (versus the rules governing traditional patent infringement litigation) place biosimilar firms at a significant disadvantage by affording originators a much easier mechanism for factual discovery, thereby increasing the risk that a biosimilar product could be blocked from the market more quickly than under traditional patent infringement litigation processes.

Preparing for and conducting the patent exchange, briefing and negotiation process outlined above will require extraordinarily sophisticated legal counseling and extensive planning, all under extremely tight deadlines. Moreover, it may be difficult for us to secure such legal support if large, well-funded originators have already entered into engagements with highly qualified law firms or if the most highly qualified law firms choose not to represent biosimilar applicants due to their long standing relationships with originators. Furthermore, we could be at a serious disadvantage in this process as an originator company, such as competitors may be able to apply substantially greater legal and financial resources to this process than we could.

We are aware that some biosimilar companies, namely Sandoz and Celltrion, Inc. have engaged in legal challenges against originators to establish their right to bring declaratory judgment actions against such originators outside the complex framework of the BPCIA patent exchange rules in order to challenge the validity of the originators’ patents prior to the filing of any biosimilar regulatory application. For example, in the Sandoz case against the originator Amgen (relating to Sandoz’ proposed etanercept (Enbrel) biosimilar) the federal district court ruled that Sandoz did not have the right to bring a declaratory judgment action against Amgen to challenge the validity of certain Amgen-controlled patents directed to Enbrel, but instead determined that Sandoz must use the patent exchange mechanism established in the BPCIA. Sandoz appealed this decision to the United States Court of Appeals for the Federal Circuit, and on December 5, 2014 the Federal Circuit Court ruled that Sandoz had not met the legal requirements to pursue a declaratory judgment action against Amgen. The Federal Circuit court did not address whether the patent resolution mechanism established in the BPCIA would preclude Sandoz from filing its declaratory judgment action against Amgen if and when it files an FDA application under the BCPIA for its etanercept biosimilar.

In October 2014, Amgen filed suit in federal district court against Sandoz alleging that Sandoz unlawfully refused to follow the patent resolution provisions of the BPCIA in connection with Sandoz’ July 2014 regulatory approval application under 351(k) for its Neupogen (filgrastim) biosimilar, Zarxio. Amgen is seeking declaratory and injunctive relief. In October 2014 Amgen also filed a Citizen’s Petition with the FDA asking that the FDA require biosimilar applicants to comply with the BCPIA by providing to the reference product sponsor a copy of the biosimilar application accepted for review, together with information that fully describes the manufacture of the proposed biosimilar product, within 20 days after being informed by the FDA that the biosimilar application has been accepted for review. On March 19, 2015, the district court refused Amgen’s request to enjoin Sandoz’ launch of Zarxio and ruled that the patent resolution provisions of the BPCIA (summarized above in paragraphs 1 through 8) are optional insofar as it is permissible for a 351(k) applicant to decide not to provide its BLA and/or manufacturing information to the originator. The court also held that a biosimilar applicant need not wait until it receives BLA approval to provide the 180 prior day notice of commercial marketing set forth in the BPCIA provisions (see paragraph 8 above), but instead may provide such notice to the originator, if at all, prior to receiving FDA approval. On March 26, 2015, the FDA denied Amgen’s Citizen’s Petition.

While the ability to file declaratory judgment actions outside the framework of the BPCIA, or to treat the patent resolution mechanism of this framework as optional, may be attractive to us for addressing and resolving patent infringement risks prior to the expenditure of substantial development and regulatory costs, we see the potential for substantial risk that the federal appeals court could reverse the district court’s decision in the Amgen v. Sandoz case and instead rule that the patent resolution framework of the BCPIA is mandatory, and that Sandoz violated this framework by refusing to follow it. These pending court cases may ultimately require biosimilar applicants to test (or defend against) originator patents only in the BPCIA process, after they have filed for regulatory approval under 351(k). We believe this required order of events may expose biosimilar applicants to more patent litigation risk than they might otherwise be exposed to in litigation conducted outside the BPCIA framework, such as (i) under a regulatory application that we might choose to pursue under 351(a), where an originator would not be able to use the BPCIA procedures to potentially block the launch of a biosimilar product candidate; or (ii) under a 351(k) application in which federal court rulings may conclude it is permissible for biosimilar applicants to “opt out” of the BCPIA patent resolution mechanism, as has Sandoz in its 351(k) application for Zarxio.

Whether courts will ultimately view the BPCIA process as the sole and mandatory framework for a biosimilar entity and the originator to identify and potentially initiate patent litigation prior to launch of a biosimilar product remains highly uncertain. We see the potential for substantial risk that a final outcome to that effect in the Sandoz and Celltrion cases could increase patent infringement risks for companies, including ours, seeking to introduce biosimilar versions of originator products.

If we file a 351(k) regulatory approval application for one or more of our products, we may consider it necessary or advisable to adopt the strategy of selecting one or more patents of the originator to litigate in the above described BPCIA process (for example in steps 3 and 7, of the process, as outlined above), either to assert our non-infringement of such patents or to challenge their validity; but we may ultimately not be successful in that strategy and could be prevented from marketing the product in the United States.

Under the complex, untested and uncertain rules of the BPCIA patent provisions, coupled with the inherent uncertainty surrounding the legal interpretation of any originator patents that might be asserted against us in this new process, we see substantial risk that the BPCIA process may significantly delay or defeat our ability to market our products in the United States.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Furthermore, we rely on our collaborators, CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials for our product candidates. While we have agreements governing the committed activities of our collaborators and CROs, we have limited influence over their actual performance. A failure of one or more clinical trials can occur at any time during the trial process. The results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates that have shown promising results in early studies may still suffer significant setbacks in subsequent clinical studies. For example, the results generated to date in clinical trials for PF582 do not ensure that later clinical trials, including our planned Phase 3 clinical trial for PF582, will demonstrate similar results. There is a high failure rate for drugs and biologics proceeding through clinical studies, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials, and we cannot be certain that we will not face similar setbacks. Even if the clinical trials for our product candidates are completed, nonclinical and clinical data are often susceptible to varying interpretations and analyses, and the results may not be sufficient to obtain regulatory approval for our product candidates.

We have in the past and may in the future experience delays in ongoing clinical trials for our product candidates, and we do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. The commencement or completion of clinical trials can be delayed or aborted for a variety of reasons, including delay or failure to:

•	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of human clinical studies;

•	raise sufficient capital to fund a trial;

•	obtain regulatory approval, or feedback on trial design, necessary to commence a trial;

•	identify, recruit and train suitable clinical investigators;

•

reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtain institutional review board, or IRB, approval at each site;

•	identify, recruit, and enroll suitable patients to participate in a trial;

•	have patients complete a trial or return for post-treatment follow-up;

•	ensure clinical sites observe trial protocol or continue to participate in a trial;

•	address any patient safety concerns that arise during the course of a trial;

•	address any conflicts with new or existing laws or regulations;

•	add a sufficient number of clinical trial sites;

•	manufacture sufficient quantities of product candidate for use in clinical trials; and

•

avoid delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of our product candidates for use in clinical studies, or the inability to do any of the foregoing.

Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors, including the size and nature of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the data safety monitoring board, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

If we or our collaborators experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenue from any of these product candidates will be delayed. In addition, any delays in completing clinical trials for our product candidates will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Even if PF582, PF530 or any future product candidates obtain regulatory approval, they may never achieve market acceptance or commercial success.

Even if we or our collaboration partners’ obtain FDA or other regulatory approvals, PF582, PF530 or any future product candidates may not achieve market acceptance among physicians and patients, and may not be commercially successful.

The degree and rate of market acceptance of PF582, PF530 or any future product candidates for which we receive approval depends on a number of factors, including:

•	the safety and efficacy of the product as demonstrated in clinical trials;

•	the clinical indications for which the product is approved;

•	acceptance by physicians, major operators of clinics and patients of the product as a safe and effective treatment;

•	proper training and administration of our products by physicians and medical staff;

•	the potential and perceived advantages of our products over alternative treatments;

•	the cost of treatment in relation to alternative treatments and willingness to pay for our products, if approved, on the part of physicians and patients;

•	relative convenience and ease of administration;

•	the prevalence and severity of adverse events; and

•	the effectiveness of our sales and marketing efforts.

Any failure by our product candidates that obtain regulatory approval to achieve market acceptance or commercial success would materially adversely affect our results of operations and delay, prevent or limit our ability to generate revenue and continue our business.

The development, manufacture and commercialization of biosimilar products poses unique risks, and our failure to successfully introduce biosimilar products could have a negative impact on our business and future operating results.

We are actively working to develop multiple biosimilar products, including our two most advanced biosimilar product candidates, PF582 and PF530. The cost to develop each biosimilar product candidate could vary significantly and is highly dependent on the specific compound and the amount and type of clinical work that will be necessary for regulatory approval. There can be no assurance that our clinical work will be successful, or that regulatory authorities will not require additional clinical development beyond that which we have planned. Additionally, we may enter into alliances and collaborations to fund biosimilar research and development activities, and the success of any such biosimilar program may depend on our ability to realize the benefits under such arrangements. Due to events beyond our control or the risks identified herein, we may be unable to fund all or some of our internal biosimilar research and development initiatives, which would have an adverse impact on our strategy and growth initiatives.

We intend to pursue market authorization globally. The European Union has, since October 2005, had a regulatory framework for the approval of biosimilar products and, as of December 31, 2014, has approved more than 20 biosimilar products. In the United States an abbreviated pathway for approval of biosimilar products was established by the Biologics Price Competition and Innovation Act of 2009, or BPCIA, enacted on March 23, 2010, as part of the Patient Protection and Affordable Care Act. The BPCIA established this abbreviated pathway under section 351(k) of the Public Health Service Act, or PHSA. Subsequent to the enactment of the BPCIA the FDA issued draft guidance regarding the demonstration of biosimilarity as well as the submission and review of biosimilar applications. However, the first biosimilar was just approved by FDA on March 6, 2015. Moreover, market acceptance of biosimilar products in the U.S. is unclear. Numerous states are considering or have already enacted laws that regulate or restrict the substitution by state pharmacies of biosimilars for biological products already licensed by the FDA pursuant to BLAs, or “reference products.” Market success of biosimilar products will depend on demonstrating to patients, physicians, payors, and relevant authorities that such products are safe and efficacious compared to other existing products.

We will continue to analyze and incorporate into our biosimilar development plans any final regulations issued by the FDA, pharmacy substitution policies enacted by state governments, and other applicable requirements established by relevant authorities. The costs of development and approval, along with the probability of success for our biosimilar product candidates, will be dependent upon application of any laws and regulations issued by the relevant regulatory authorities.

Biosimilar products may also be subject to extensive patent clearances and patent infringement litigation, which will likely delay and could prevent the commercial launch of a product. Moreover, the BPCIA prohibits the FDA from accepting an application for a biosimilar candidate to a reference product within four years of the reference product’s licensure by the FDA. In addition, the BPCIA provides innovative biologics with twelve years of exclusivity from the date of their licensure, during which time the FDA cannot approve any application for a biosimilar candidate to the reference product. For example, the FDA may not be able to approve any application that we or our collaborators submit for PF582 until twelve years after the original BLA for Lucentis was approved. However, in his proposed budget for fiscal year 2014, President Obama proposed to cut this twelve-year period of exclusivity down to seven years. He also proposed to prohibit additional periods of exclusivity due to minor changes in product formulations, a practice often referred to as “evergreening.” It is possible that Congress may take these or other measures to reduce or eliminate periods of exclusivity.

The BPCIA is complex and only beginning to be interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning is subject to significant uncertainty. Future implementation decisions by the FDA could result in delays in the development or commercialization of our product candidates or increased costs to assure regulatory compliance, and could adversely affect our operating results by restricting or significantly delaying our ability to market new biosimilar products.

In the EEA, holders of marketing authorizations of reference products (authorized under the centralized procedure after November 20, 2005, or under the Decentralized, Mutual Recognition and national procedures, after October 30, 2005) enjoy eight years of data exclusivity during which a generic or biosimilar marketing authorization applicant cannot rely on the preclinical and clinical data included in the reference product’s dossier, and ten years of marketing exclusivity during which a generic or biosimilar of the reference product cannot be placed in the EEA market. The marketing exclusivity period can be extended one additional year (to eleven years) if a second indication of the reference product with significant clinical benefit is approved during the eight year data exclusivity period. The data and marketing exclusivity periods start from the date of the initial authorization, which for reference medicinal products authorized through the Centralized Procedure is the date of notification of the marketing authorization decision to the marketing authorization holder of the reference product notification of the marketing authorization decision to the marketing authorization holder of the reference product. Lucentis was granted a marketing authorization by the EU Commission through the EU centralized procedure on January 22, 2007.

We may rely on the Animal Rule in conducting trials, which could be time consuming and expensive.

To obtain FDA approval for our vaccine candidate Px563L, we may obtain clinical data from trials in healthy human subjects that demonstrate adequate safety, and efficacy data from adequate and well-controlled animal studies under regulations issued by the FDA in 2002, often referred to as the “Animal Rule.” Among other requirements, the animal studies must establish that the drug or biological product is reasonably likely to produce clinical benefits in humans. If we use this approach we may not be able to sufficiently demonstrate this correlation to the satisfaction of the FDA, as these corollaries are difficult to establish and are often unclear. Because the FDA must agree that data derived from animal studies may be extrapolated to establish safety and effectiveness in humans, seeking approval under the Animal Rule may add significant time, complexity and uncertainty to the testing and approval process. The FDA may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies, refuse to approve Px563L, or place restrictions on our ability to commercialize the products. In addition, products approved under the Animal Rule are subject to additional requirements including post-marketing study requirements, restrictions imposed on marketing or distribution or requirements to provide information to patients. Further, regulatory authorities in other countries have not, at this time, established an “Animal Rule” equivalent, and consequently there can be no assurance that we will be able to make a submission for marketing approval in foreign countries based on such animal data.

Additionally, few facilities in the U.S. and internationally may have the capability to test animals involving exposure to anthrax or otherwise assist us in qualifying the requisite animal models, and we must compete with other companies for access to this limited pool of highly specialized resources. We therefore may not be able to secure contracts to conduct the testing in a predictable timeframe or at all.

If we and our collaboration partners are not able to demonstrate biosimilarity of our biosimilar product candidates to the satisfaction of regulatory authorities, we will not obtain regulatory approval for commercial sale of our biosimilar product candidates and our future results of operations would be adversely affected.

Our future results of operations depend, to a significant degree, on our and our collaboration partners’ ability to obtain regulatory approval for and commercialize our proposed biosimilar products. To obtain regulatory approval for the commercial sale of these product candidates, we will be required to demonstrate to the satisfaction of regulatory authorities, among other things, that our proposed biosimilar products are highly similar to biological products already licensed by the FDA pursuant to Biologic License Applications, or BLAs, notwithstanding minor differences in clinically inactive components, and that they have no clinically meaningful differences as compared to the marketed biological products in terms of the safety, purity and potency of the products. In the EEA, the similar nature of a biosimilar and a reference product is demonstrated by comprehensive comparability studies covering quality, biological activity, safety and efficacy. For example, a determination of biosimilarity for PF582 will be based on our demonstration of its high similarity to Lucentis.

In addition, the FDA may determine that a proposed biosimilar product is “interchangeable” with a reference product, meaning that the biosimilar product may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product, if the application includes sufficient information to show that the product is biosimilar to the reference product and that it can be expected to produce the same clinical result as the reference product in any given patient. If the biosimilar product may be administered more than once to a patient, the applicant must demonstrate that the risk in terms of safety or diminished efficacy of alternating or switching between the biosimilar and reference product is not greater than the risk of using the reference product without such alternation or switch. To make a final determination of biosimilarity or interchangeability, regulatory authorities may require additional confirmatory information beyond what we and our collaboration partners plan to initially submit in our applications for approval, such as more in-depth analytical characterization, animal testing, or further clinical studies. Provision of sufficient information for approval may prove difficult and expensive. We cannot predict whether any of our biosimilar product candidates will meet regulatory authority requirements for approval as a biosimilar or interchangeable product.

In the event that regulatory authorities require us to conduct additional clinical trials or other lengthy processes, the commercialization of our proposed biosimilar products could be delayed or prevented. Delays in the commercialization of, or the inability to obtain regulatory approval for, these products could adversely affect our operating results by restricting or significantly delaying our introduction of new biosimilars.

If other biosimilars of Lucentis or Betaseron are approved and successfully commercialized before PF582 or PF530, our business would suffer.

Other companies may seek approval to manufacture and market biosimilar versions of Lucentis or Betaseron. If other biosimilars of Lucentis or Betaseron are approved and successfully commercialized before PF582 or PF530, we may never achieve significant market share for PF582 and PF530, our revenue would be reduced and, as a result, our business, prospects and financial condition could suffer. In addition, the first biosimilar determined to be interchangeable with a particular reference product for any condition of use is eligible for a period of market exclusivity that delays an FDA determination that a second or subsequent biosimilar product is interchangeable with that reference product for any condition of use until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6). A determination that another company’s product is interchangeable with Lucentis or Betaseron prior to approval of PF582 or PF530 may therefore delay the potential determination that PF582 or PF530 is interchangeable with the reference product, which may materially adversely affect our results of operations and delay, prevent or limit our ability to generate revenue.

Failure to obtain regulatory approval in each regulatory jurisdiction would prevent us and our collaboration partners from marketing our products to a larger patient population and reduce our commercial opportunities.

In order to market our products in the European Union, the United States and other jurisdictions, we or our collaboration partners must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The European Medicines Agency is responsible for the centralized procedure for human medicines. This procedure results in a single marketing authorization that is valid in all European Union countries, as well as in Iceland, Liechtenstein and Norway. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and we may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products within the United States or in any market outside the United States. Failure to obtain these approvals would materially and adversely affect our business, financial condition and results of operations.

Even if we and our collaboration partners obtain regulatory approvals for our product candidates, we will be subject to ongoing regulatory review.

Even if we and our collaboration partners obtain regulatory approval for our product candidates, any products we develop will be subject to ongoing regulatory review with respect to manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP. As such, we and our contract manufacturers will be subject to continual and possibly unannounced review and inspections by the regulatory authorities governing the markets in which we wish to sell our products. Accordingly, we and others with whom we work must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that we and our collaboration partners receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and surveillance to monitor the safety and efficacy or the safety, purity, and potency of the product candidate. We will be required to immediately report any serious and unexpected adverse events and certain quality or production problems with our products to regulatory authorities along with other periodic reports. Any new legislation addressing drug or biologic product safety issues could result in delays in product development or commercialization, or increased costs to assure compliance. We and our collaboration partners will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drug and biologic products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, we may not promote our products for indications or uses for which they do not have approval. The holder of an approved NDA, BLA, 351(k) application or marketing authorization application, or MAA, must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, or if we or our collaboration partners fail to comply with applicable continuing regulatory requirements, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we or our collaboration partners fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may subject us to administrative or judicially imposed sanctions or other actions, including, among other things:

•	issuing fines or warning letters;

•	imposing civil or criminal penalties;

•	imposing injunctions;

•	suspending or withdrawing regulatory approval;

•	suspending any of our ongoing clinical studies;

•	refusing to approve pending applications or supplements to approved applications submitted by us;

•	imposing restrictions on our operations, including closing our contract manufacturers’ facilities; or

•	seizing or detaining products, or requiring a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

We will also be subject to various health care fraud and abuse laws, including anti-kickback, false claims and fraud laws, and physician payment transparency laws, and any violations by us of such laws could result in fines or other penalties.

Although we currently do not have any products on the market, if our product candidates are approved and we begin commercialization, we will be subject to healthcare regulation and enforcement by the federal government and the states and EEA and other foreign governments in which we conduct our business. These laws include, without limitation, state and federal, as well as EEA and other foreign, anti-kickback, fraud and abuse, false claims, privacy and security and physician sunshine laws and regulations.

The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. The government has enforced the Anti-Kickback Statute to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians. Further, the Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the Affordable Care Act provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA or federal civil money penalties statute. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The FCA imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. Actions under the FCA may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the FCA can result in significant monetary penalties and treble damages. The federal government is using the FCA, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical and biotechnology companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the FCA in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans, and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws. If our future marketing or other arrangements were determined to violate anti-kickback or related laws, including the FCA, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other healthcare providers. The Affordable Care Act, among other things, imposed new reporting requirements on drug manufacturers for payments made by them to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately and completely reported in an annual submission. Drug manufacturers must submit reports by the 90th day of each calendar year. Certain states also mandate implementation of commercial compliance programs, impose restrictions on device manufacturer marketing practices and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

Also, the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We cannot assure investors that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, future distributors, partners, collaborators or agents. Violations of these laws, or allegations of such violations, could result in fines, penalties or prosecution and have a negative impact on our business, results of operations and reputation.

A failure to adequately protect individually identifiable health information could result in severe harm to our reputation and subject us to significant liabilities, each of which could have a material adverse effect on our business.

Throughout the clinical trial process, we may obtain the identifiable health information of our trial subjects. There are a number of state, federal and international laws protecting the privacy and security of health information and personal data, some of which we may be subject to. The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations (collectively referred to as HIPAA) imposes limitations on the use and disclosure of individually identifiable health information by healthcare providers conducting certain electronic transactions, healthcare clearinghouses, and health insurance plans, collectively referred to as covered entities. HIPAA also imposes compliance obligations and corresponding penalties for non-compliance on certain individuals and entities that provide services to or perform certain functions on behalf of healthcare providers and other covered entities involving the use or disclosure of individually identifiable health information, collectively referred to as business associates. HIPAA imposes mandatory civil and criminal penalties for violations of its requirements, with mandatory penalties ranging up to $50,000 per violation, with a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. However, a single breach incident can result in violations of multiple requirements, resulting in possible penalties well in excess of $1.5 million. HIPAA also authorizes state attorneys general to bring civil actions for violations of HIPAA on behalf of their state’s residents. HIPAA also contains notification requirements to federal regulators, and in some cases local and national media, when covered entities or business associates experience breaches of unsecured protected health information. Notification is not required under HIPAA if the health information that is improperly used or disclosed is deemed secured in accordance with certain encryption or other standards developed by the U.S. Department of Health and Human Services, or HHS. While we are not currently classified as a covered entity or business associate under HIPAA, and thus are not subject to its requirements, we do maintain sensitive identifiable personal information, including health information. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA. Many state laws impose significant data security requirements, such as encryption or mandatory contractual terms to ensure ongoing protection of personal information. Activities outside of the U.S. implicate local and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for noncompliance. The EU’s Data Protection Directive and other data protection, privacy and similar national, state/provincial and local laws may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers or to alleviate problems caused by such breaches.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory approval of PF582, PF530 or any future product candidates and to produce, market, and distribute our products after approval is obtained, if any.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacturing, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance may be revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or guidance, or revisions or reinterpretations of existing regulations or guidance, may impose additional costs or lengthen FDA review times for PF582, PF530 or any future product candidates. We cannot determine how changes in regulations, statutes, policies, or interpretations when and if issued, enacted or adopted, may affect our business in the future. Such changes could, among other things, require:

•	changes to manufacturing methods;

•	recalls, replacements, or discontinuance of one or more of our products; and

•	additional recordkeeping.

Such changes would likely require substantial time and impose significant costs, and could materially harm our business and our financial results. In addition, delays in receipt of or failure to receive regulatory clearances or approvals for any future products would harm our business, financial condition, and results of operations.

If efforts by manufacturers of reference products to delay or limit the use of biosimilars are successful, our sales of biosimilar products may suffer.

Many manufacturers of reference products have increasingly used legislative, regulatory and other means in attempts to delay regulatory approval of and competition from biosimilars. These efforts have included sponsoring legislation to prevent pharmacists from substituting biosimilars for prescribed reference products or to make such substitutions more difficult by establishing notification, recordkeeping, and/or other requirements, as well as seeking to prevent manufacturers of biosimilars from referencing the brands of the innovator products in biosimilar product labels and marketing materials. If these or other efforts to delay or block competition are successful, we may be unable to sell our biosimilar product candidates, which could have a material adverse effect on our sales and profitability.

Our and our collaboration partners’ future sales will be dependent on the availability and level of coverage and reimbursement from third-party payors who continue to implement cost-cutting measures and more stringent reimbursement standards.

In the United States and internationally, our and our collaboration partners’ ability to generate revenue on future sales of our products will be dependent, in significant part, on the availability and level of coverage and reimbursement from third-party payors, such as state and federal governments and private insurance plans. Insurers have implemented cost-cutting measures and other initiatives to enforce more stringent reimbursement standards and likely will continue to do so in the future. These measures include the establishment of more restrictive formularies and increases in the out-of-pocket obligations of patients for such products. In addition, particularly in the U.S. and increasingly in other countries, we will be required to provide discounts and pay rebates to state and federal governments and agencies in connection with purchases of our products that are reimbursed by such entities.

In addition, in the United States, the full impact of recent healthcare reform and other changes in the healthcare industry and in healthcare spending is currently unknown. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively referred to as the Affordable Care Act, was enacted with a goal of reducing the cost of healthcare and substantially changing the way healthcare is financed by both government and private insurers. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain prescription drugs, and created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable reference product drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

Other legislative changes have been proposed and adopted in the U.S. since the Affordable Care Act was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This included aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, the American Tax Payer Relief Act, or ATRA, was signed into law, which, among other things, further reduced Medicare payments to several providers, including hospitals.

We expect that additional healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal, state and foreign governments will pay for healthcare products and services, which could result in reduced demand for our products, if approved, or additional pricing pressures.

Foreign governments tend to impose strict price controls, which may adversely affect our revenue, if any.

In some foreign countries, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. Our existing or future collaboration partners, if any, may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals which could adversely affect our revenues and profits. To obtain reimbursement or pricing approval in some countries, we or our collaboration partners may also be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

Risks Relating to This Offering and Ownership of Our Common Stock

New investors in our common stock will experience immediate and substantial dilution after this offering.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $11.61 per share in the as adjusted net tangible book value per share of our common stock as of December 31, 2014, based on the difference between an assumed public offering price of $15.12 per share, which was the last reported sales price of our common stock on NYSE MKT on April 22, 2015, and the as adjusted net tangible book value per share of our common stock as of December 31, 2014, because the price that you pay will be substantially greater than our net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plan, or if we otherwise issue additional shares of our common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We expect that the market price of our stock will fluctuate significantly, and investors may have difficulty selling their shares.

Our stock is currently traded on NYSE MKT, but we can provide no assurance that we will be able to maintain an active trading market on NYSE MKT or any other exchange in the future. The trading volume of our stock tends to be low relative to our total outstanding shares, and we have several stockholders, including affiliated stockholders, who hold substantial blocks of our stock. As of December 31, 2014, we had 20,405,066 shares of common stock outstanding, and stockholders holding at least 5% of our stock, individually or with affiliated persons or entities, collectively beneficially owned or controlled approximately 59% of such shares before this offering, and approximately 41% of such shares following this offering, assuming no exercise of the underwriters’ option to purchase additional shares. Sales of large numbers of shares by any of our large stockholders could adversely affect our trading price, particularly given our relatively small historic trading volumes. If stockholders holding shares of our common stock sell, indicate an intention to sell, or if it is perceived that they will sell, substantial amounts of their common stock in the public market, the trading price of our common stock could decline.

Since shares of our common stock were sold in our initial public offering in July 2014 at a price of $6.00 per share, our stock price has ranged from $5.28 to $19.95 through April 22, 2015. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, factors that may cause volatility in our share price include:

•	actual or anticipated quarterly variation in our results of operations or the results of our competitors;

•	announcements by us or our competitors of new commercial products, significant contracts, commercial relationships or capital commitments;

•	issuance of new or changed securities analysts’ reports or recommendations for our stock;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	commencement of, or our involvement in, litigation;

•	market conditions in the relevant market;

•	reimbursement or legislative changes in the relevant market;

•	failure to complete significant sales;

•	regulatory developments that may impact our product candidates;

•	any future sales of our common stock or other securities;

•	any major change to the composition of our board of directors or management; and

•	general economic conditions and slow or negative growth of our markets.

The stock market in general and market prices for the securities of biopharmaceutical companies like ours in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. A certain degree of stock price volatility may also occur as a result of being a newly public company. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock has been and will likely to continue to be volatile, and in the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts publish unfavorable research about our business or cease to cover our business, our stock price and/or trading volume could decline.

The trading market for our common stock may rely, in part, on the research and reports that equity research analysts publish about us and our business. We do not have any control of the analysts or the content and opinions included in their reports. The price of our stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause our stock price or trading volume to decline.

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, the market price of our common stock may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, the market price of our common stock may decline.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of December 31, 2014, upon completion of this offering, we will have 22,705,066 shares of common stock outstanding, assuming no exercise of our outstanding options after December 31, 2014.

The lock-up agreements pertaining to this offering will expire 90 days from the date of this prospectus for our executive officers, directors, and selling stockholders, following which 7,488,305 shares of common stock (based on the number of shares outstanding as of December 31, 2014) will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, all 9,429,084 shares of common stock sold in our initial public offering (inclusive of 1,095,751 shares of common stock from the exercise of the underwriters’ option to purchase additional shares) and all of the shares of common stock sold in this offering by us and our selling stockholders and any shares sold upon the exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

In addition, following the completion of this offering, holders of up to approximately 6,673,000 million shares of our common stock, or approximately 30% of our total outstanding common stock, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors’ rights agreement. If these holders of our common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. If we file a registration statement for the purpose of selling additional shares of common stock to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired.

Furthermore, certain our executive officers have adopted, and other directors and executive officers may in the future adopt, written plans, known as “Rule 10b5-1 Plans,” under which they have contracted, or may in the future contract, with a broker to sell shares of our common stock on a periodic basis to diversify their assets and investments. Sales of substantial amounts of our common stock in the public markets following the release of the lock-up agreements or otherwise, including, but not limited to, sales made by our executive officers and directors pursuant to Rule 10b5-1 Plans, or the perception that these sales could occur, could cause the market price of our common stock to decline.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups, or JOBS, Act enacted in April 2012, and may remain an “emerging growth company” for up to five years following the completion of our initial public offering, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of December 31 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. For as long as we remain an “emerging growth company,” we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in our reports filed with the SEC. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to the financial statements of reporting companies who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be reduced or more volatile.

If we fail to maintain effective internal control over financial reporting in the future, the accuracy and timing of our financial reporting may be adversely affected.

In connection with the audit of our financial statements for the year ended December 31, 2013, we concluded that there were material weaknesses in our internal control over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that we identified related to (1) a lack of sufficient staff to deal with the various rules and regulations with respect to financial reporting, review and oversight responsibilities, segregation of duties and effective and timely financial close process; and (2) a lack of formalized and documented policies and procedures.

In response to these reported material weaknesses, we undertook the following steps in 2014 to remediate those weaknesses: (1) hired outside consultants with technical skills to assist in the documentation and implementation of internal controls and flows procedures, (2) hired qualified personnel, including a chief financial officer during the second quarter of 2014, (3) hired additional qualified finance staff for certain key positions in the third and fourth quarters of 2014 in order to enhance oversight, review and control over financial reporting, and (4) established formalized and documented policies and procedures in the fourth quarter of 2014.

No material weaknesses in internal control over financial reporting were identified in connection with our 2014 audit. However, our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies amounting to significant deficiencies or material weaknesses may have been identified. We cannot be certain as to when we will be able to implement the requirements of Section 404 of the Sarbanes-Oxley Act. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC. In addition, failure to comply with Section 404 or the report by us of a significant deficiency or material weakness may cause investors to lose confidence in our financial statements, and the trading price of our common stock may decline. If we fail to remedy any significant deficiency or material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our ordinary shares may suffer.

Our ability to use net operating losses and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2014, we had federal net operating loss carry forwards, or NOLs, of approximately $14.2 million, which can be carried forward until 2032 and state NOLs of $15.8 million which can be carried forward until 2029 unless utilized. As of December 31, 2014, we had federal and state research and development carryforwards of approximately $0.5 million and $0.3 million, respectively. Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company’s net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has undertaken, but has not completed, an IRC Section 382/383 analysis regarding the limitation of net operating loss and research and development credit carryforwards.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices including maintaining an effective system of internal control over financial reporting.

As a public company, and increasingly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NYSE MKT impose numerous requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Also, the Securities Exchange Act of 1934, as amended, or the Exchange Act, requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to comply with these laws and regulations. These requirements have increased and will continue to increase our legal, accounting, and financial compliance costs and have made and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

Overall, we estimate that our incremental costs resulting from operating as a public company, including compliance with these rules and regulations, may be between $2.0 million and $4.0 million per year. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and changing governance practices.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, Section 404(a) of the Sarbanes-Oxley Act will require us to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting. Section 404(b) of Sarbanes-Oxley Act, or Section 404(b), also requires our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting. As an “emerging growth company” we expect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404(b). However, we may no longer avail ourselves of this exemption when we are no longer an “emerging growth company.” When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404(b) will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of any required compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these requirements effectively or efficiently, it could harm our operations, financial reporting, or financial results and could result in an adverse opinion on our internal controls from our independent registered public accounting firm.

Our directors, executive officers and principal stockholders will continue to have substantial control over us and could limit investors’ ability to influence the outcome of key transactions, including transactions that would cause a change of control.

As of December 31, 2014, our executive officers, directors and stockholders who owned more than 5% of our outstanding common stock and their respective affiliates beneficially owned or controlled approximately 63% of the outstanding shares of our common stock. Accordingly, these executive officers, directors and stockholders and their respective affiliates, acting as a group, have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may therefore delay or prevent a change of control of us, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•

We will indemnify our directors and officers for serving us in those capacities, or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•

The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

To the extent that a claim for indemnification is brought by any of our directors or officers, it would reduce the amount of funds available for use in our business.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board of directors, or the chief executive officer;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three year terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We will receive net proceeds of approximately $31.7 million from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our management will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Stockholders will not have the opportunity to influence our management’s decisions on how to use the net proceeds, and our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline. In addition, until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

With the exception of the issuance of shares of common stock to our preferred stockholders in connection with the payment of all accrued and unpaid dividends in connection with our initial public offering, we do not anticipate paying any cash dividends in the foreseeable future.

At the closing of our initial public offering, our board of directors issued shares of common stock to pay all accrued but unpaid dividends on our convertible preferred stock. As of July 29, 2014, there were cumulative unpaid dividends of $7.3 million for our Series A-1 and Series A-2 convertible preferred stock. Based on the initial public offering price of $6.00 per share and the offering closing on July 29, 2014, we issued 1,217,784 shares of common stock to the holders of our outstanding preferred stock prior to the offering in satisfaction of these accrued dividends through July 28, 2014. With the exception of this dividend, we do not anticipate paying cash dividends on any classes of our capital stock in the foreseeable future. We currently intend to retain our future earnings for the foreseeable future to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be the sole source of gain on an investment in our common stock for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “positioned,” “potential,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our and our collaboration partners’ ability to enroll patients in our clinical studies at the pace that we project;

•	our expectations regarding the timing and the success of the design of the clinical trials and planned clinical trials of PF582 and PF530 and reporting results from same;

•	whether the results of our and our collaboration partners’ trials will be sufficient to support domestic or global regulatory approvals for PF582 and PF530;

•	our and our collaboration partners’ ability to obtain and maintain regulatory approval of PF582 and PF530 or our future product candidates, and the timing of such regulatory approvals;

•	our reliance on third parties to conduct clinical studies;

•	our reliance on third-party contract manufacturers to manufacture and supply our product candidates for us;

•	the benefits of the use of PF582 and PF530 or any future product candidates;

•	the rate and degree of market acceptance of PF582 and PF530 or any future product candidates;

•	our expectations regarding government and third-party payor coverage and reimbursement;

•	our and our collaboration partners’ ability to manufacture PF582 and PF530 in conformity with regulatory requirements and to scale up manufacturing of PF582 and PF530 to commercial scale;

•	our ability to successfully build a specialty sales force, or collaborate with third-party distributors, to commercialize our products;

•	our ability to compete with companies currently producing the reference products, including Lucentis and Betaseron;

•	our reliance on our collaboration partners’ performance over which we do not have control;

•	our ability to retain and recruit key personnel, including development of a sales and marketing function;

•	our ability to obtain and maintain intellectual property protection for PF582 and PF530 or any future product candidates;

•	our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing;

•	the sufficiency of our cash and cash equivalents and cash generated from operations to meet our working capital and capital expenditure needs;

•	our expectations regarding the market size, size of the patient populations, and growth potential for our product candidates;

•	our estimates of the expected patent expiration timelines for Lucentis, Betaseron, Forteo and other branded reference biologics;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act;

•	our ability to develop new products and product candidates;

•	our ability to successfully establish and successfully maintain appropriate collaborations and derive significant revenue from those collaborations;

•	our use of proceeds from this offering;

•	our financial performance; and

•	developments and projections relating to our competitors or our industry.

We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statements are made. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus and the documents incorporated by reference herein contain estimates, projections and other information concerning our industry, our business, the size of the biologic product market and the markets for certain drugs, including growth projections for size of those markets, as well as data regarding market research, estimates and forecasts prepared by our management. The market and industry information included in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 2,300,000 shares of common stock in this offering at the assumed public offering price of $15.12 per share, the closing price of our common stock on NYSE MKT on April 22, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $31.7 million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Each $1.00 increase or decrease in the assumed public offering price of $15.12 per share would increase or decrease the net proceeds that we receive from this offering by approximately $2.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately $14.2 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, obtain additional capital, facilitate an orderly distribution of shares for the selling stockholders in this offering and increase our public float. We intend to use the net proceeds received from this offering, as follows:

•	$25 million to fund the continued development of one or more of our biosimilar product candidates currently in the preclinical stage; and

•	the remainder to conduct ongoing research and development, clinical development of these and other product candidates and for general working capital and other corporate purposes.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for our cash and cash equivalents and the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development and commercialization efforts and the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties and any unforeseen cash needs. Our management will have broad discretion over the uses of the net proceeds of this offering.

Based on our planned use of the net proceeds from this offering, we expect that such funds, along with our cash and cash equivalents, will be sufficient to fund our operations through at least the next 24 months. We will require substantial capital in order to complete the remaining clinical development and to potentially commercialize these product candidates. See “Risk Factors—Risks Relating to our Financial Condition and Need for Additional Capital—Even if the offering is successful, we expect that we will require substantial additional funds to obtain regulatory approval for and commercialize our two most advanced biosimilar product candidates and any future product candidates and, if additional capital is not available, we may need to limit, scale back or cease our operations.”

Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on the NYSE MKT under the symbol “PFNX” since July 24, 2014. Prior to that date, there was no public trading market for our common stock. The following table sets forth the high and low sales price per share of our common stock as reported on the NYSE MKT for the periods indicated:

	High	Low
2014
Third Quarter (beginning July 24, 2014)	$7.45	$5.28
Fourth Quarter.	$8.53	$6.27
2015
First Quarter	$18.72	$6.40
Second Quarter (through April 22, 2015)	$19.95	$14.64

On April 22, 2015, the last reported sale price of our common stock on NYSE MKT was $15.12 per share. As of April 22, 2015, we had 32 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We issued 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends on the preferred stock upon the conversion of the convertible preferred stock to common stock immediately prior to the completion of our initial public offering.

Other than the dividends described above, which were agreed to at the time of the private placement financing, we do not currently intend to pay any cash dividends on our common stock in the foreseeable future, and instead intend to retain earnings, if any, for future operations, the development and expansion of our business, and any possible debt reduction. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference into this prospectus, for additional information regarding our financial condition. In addition, our credit agreement contains restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014:

•	on an actual basis,

•

on an as adjusted basis to give effect to the issuance and sale by us of 2,300,000 of shares of our common stock assuming the underwriters’ option to purchase additional shares is not exercised and assuming a public offering price of $15.12 per share, the last reported sale price of our common stock on NYSE MKT on April 22, 2015, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our financial statements and related notes and the information under the captions “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus or in our 2014 Annual Report, incorporated by reference in this prospectus. For more details on how you can obtain our Commission reports and other information, you should read the section of the prospectus entitled “Where You Can Find More Information.”

	As of December 31, 2014
	(unaudited)
	Actual	As Adjusted (1)
	(in thousands, except share and per share data)
Cash and cash equivalents and short-term investments	$45,722	$77,411
Total assets	71,023	102,712

Debt:
Credit facility	3,813	3,813

Total debt	3,813	3,813

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value per share; 10,000,000 authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value per share; 200,000,000 shares authorized, 20,405,066 shares issued and outstanding, actual; 200,000,000 shares authorized, 22,705,066 shares issued and outstanding, as adjusted	21	23
Additional paid-in capital	173,141	204,828
Accumulated deficit	(113,288)	(113,288)

Total stockholders’ equity (deficit)	59,874	91,563

Total capitalization	$63,687	$95,376

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $15.12 per share, which was the last sale price of our common stock as reported by NYSE MKT on April 22, 2015, would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $2.2 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $14.2 million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on 20,405,066 shares of our common stock outstanding as of December 31, 2014, and excludes:

•	1,231,886 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2014 with a weighted average exercise price of $4.68 per share;

•

1,011,035 shares of common stock reserved for future issuance under our 2014 Plan, and any additional shares that become available under our 2014 Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year, and

•

355,618 shares of common stock reserved for future issuance under our ESPP, and any additional shares that become available under our ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of December 31, 2014, our pro forma net tangible book value was approximately $47.9 million, or $2.35 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2014.

After giving effect to our sale in this offering of shares of our common stock at an assumed offering price of $15.12 per share, which was the last sale price of our common stock as reported by NYSE MKT on April 22, 2015, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2014 would have been approximately $79.6 million, or $3.51 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.16 per share to our existing stockholders and an immediate dilution of $11.61 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution in net tangible book value to new investors after giving effect to this offering:

Assumed public offering price per share		$15.12
Net tangible book value per share as of December 31, 2014	$2.35
Increase in pro forma net tangible book value per share attributable to new investors	1.16

Pro forma as adjusted net tangible book value per share after this offering		3.51

Dilution per share to new investors in this offering		$11.61

A $1.00 increase (decrease) in the assumed offering price of $15.12 per share would increase (decrease) our pro forma as adjusted net tangible book value by $2.2 million, the pro forma as adjusted net tangible book value per share after this offering by $0.09, and the dilution per share to new investors by $0.91, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 20,405,066 shares of our common stock outstanding as of December 31, 2014, and excludes:

•	1,231,886 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2014 with a weighted average exercise price of $4.68 per share;

•

1,011,035 shares of common stock reserved for future issuance under our 2014 Plan, and any additional shares that become available under our 2014 Plan pursuant to provisions thereof that automatically increase the share reserve under the plan each year; and

•

355,618 shares of common stock reserved for future issuance under our ESPP, and any additional shares that become available under our ESPP pursuant to provisions thereof that automatically increase the share reserve under the plan each year.

Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 17, 2015, as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known to us to beneficially own more than 5% of our common stock; and

•	all selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Our calculation of the percentage of beneficial ownership prior to this offering is based on 20,522,557 shares of common stock outstanding as of April 17, 2015. Our calculation of the percentage of beneficial ownership after this offering is based on 22,822,557 shares of common stock outstanding immediately after the closing of this offering, assuming the sale of 2,300,000 shares of common stock by us and of 2,700,000 shares of common stock by the selling stockholders at an assumed offering price of $15.12 per share, the last reported sale price of our common stock on the NYSE MKT on April 22, 2015, no exercise of outstanding options and no exercise of the underwriters’ option to purchase additional shares of our common stock. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of the offering. For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus. In addition, the selling stockholders named in the table below may transfer any of their shares of common stock to their assignees and/or successors in interest, who may subsequently offer and sell such shares pursuant to this prospectus. For purposes of this prospectus, “selling stockholders” shall include any such assignees and/or successors in interest. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by such person that are currently exercisable or exercisable within 60 days of April 17, 2015. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each individual listed in this table is c/o Pfenex Inc., 10790 Roselle Street, San Diego, California 92121.

Name of Beneficial Owner	Beneficial Ownership Prior to the Offering		Shares Being Offered	Beneficial Ownership After the Offering
	Shares	Percentage		Shares	Percentage
5% Stockholders:
Entities affiliated with Dow Chemical (1)	5,053,661	24.6%	1,455,805	3,597,856	15.8%
Entities affiliated with Signet Healthcare Partners (2)	4,319,084	21.0%	1,244,195	3,074,889	13.5%
BlackRock, Inc. (3)	1,487,408	7.2%	—	1,487,408	6.5%
FMR LLC (4)	1,167,500	5.7%	—	1,167,500	5.1%
Named Executive Officers, Directors and Director Designees:
Bertrand C. Liang (5)	568,695	2.8%	—	568,695	2.5%
Paul A. Wagner (6)	48,115	*	—	48,115	*
Hubert Chen	—	*	—	—	*
John M. Taylor	—	*	—	—	*
Robin D. Campbell (7)	20,000	*	—	20,000	*
William R. Rohn (8)	20,000	*	—	20,000	*
Phillip M. Schneider (9)	20,000	*	—	20,000	*
James C. Gale (10)	4,319,084	21.0%	1,244,195	3,074,889	13.5%
Kenneth Van Heel	—	*	—	—	*
All current directors and executive officers as a group (12 persons) (11)	5,287,641	25.6%	1,244,195	4,043,446	17.6%

*	Represents beneficial ownership of less than one percent (1%).
(1)	Consists of (i) 4,093,467 shares held of record by The Dow Chemical Company, a publicly traded company listed on the New York Stock Exchange under the ticker symbol “DOW” and (ii) 960,194 shares held of record by Dow Global Technologies LLC, a wholly-owned subsidiary of The Dow Chemical Company. Mr. Van Heel, a member of our Board until April 21, 2015, is employed as Global Director of Portfolio Investments of The Dow Chemical Company. Mr. Van Heel is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the shares held by The Dow Chemical Company or Dow Global Technologies LLC. The address for these entities is c/o The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674.
(2)	Consists of (i) 3,395,147 shares held of record by Signet Healthcare Partners QP Partnership III LP and (ii) 923,937 shares held of record by Signet Healthcare Partners Accredited Partnership III LP. Mr. James C. Gale, one of our directors until April 21, 2015, is Chief Investment Officer of Signet Holdings LLC, the general partner of Signet Healthcare GP III LP, which manages Signet Healthcare Partners QP Partnership III LP and Signet Healthcare Partners Accredited Partnership III LP, and therefore may be deemed to beneficially own these shares. The address for these entities is c/o Signet Healthcare Partners, 152 West 57th Street, 19th Floor, New York, NY 10019.
(3)	The stock holding information is based solely on a Schedule 13G dated February 2, 2015 that BlackRock, Inc., a parent holding company, filed with the SEC to report its beneficial ownership. BlackRock, Inc. reported sole voting power and sole dispositive power with respect to the 1,487,408 shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022.
(4)	The stock holding information is based solely on a Schedule 13G dated February 13, 2015 that FMR LLC, a parent holding company, filed with the SEC to report the beneficial ownership of FMR LLC, Mr. Edward C. Johnson 3d, FMR LLC’s chairman, and Ms. Abigail P. Johnson, FMR LLC’s vice chairman, chief executive officer and president. Of the reported amount, FMR LLC had sole dispositive power as to 1,167,500 shares and had sole voting power as to 3,300 shares. FMR LLC votes these shares under guidelines established by its Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(5)	Consists of 561,980 shares held and options to purchase 6,715 shares of common stock that are exercisable within 60 days of April 17, 2015.

(6)	Consists of 700 shares held and options to purchase 47,415 shares of common stock that are exercisable within 60 days of April 17, 2015.
(7)	Consists of options to purchase 20,000 shares of common stock that are exercisable within 60 days of April 17, 2015.
(8)	Consists of options to purchase 20,000 shares of common stock that are exercisable within 60 days of April 17, 2015.
(9)	Consists of options to purchase 20,000 shares of common stock that are exercisable within 60 days of April 17, 2015.
(10)	Consists of the shares described in Note (2) above. Mr. Gale is Chief Investment Officer of Signet Holdings LLC, the general partner of Signet Healthcare GP III LP, which manages Signet Healthcare Partners QP Partnership III LP and Signet Healthcare Partners Accredited Partnership III LP, and therefore may be deemed to beneficially own these shares. The address for Mr. Gale is c/o Signet Healthcare Partners, 152 West 57th Street, 19th Floor, New York, NY 10019.
(11)	Shares beneficially owned include 5,119,432 shares held and options to purchase 168,209 shares of common stock that are exercisable within 60 days of April 17, 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

In the ordinary course of our business, we have entered into a number of transactions with our officers, directors and 5% or greater stockholders. We believe we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. We have adopted a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and (iii) in which a related person has or will have a direct or indirect interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee.

The following is a summary of transactions since January 1, 2012 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of our 2015 Proxy Statement captioned “Board of Directors and Corporate Governance—Director Compensation” and “Executive Compensation.”

Agreement with Signet and its Affiliates

On December 1, 2009, we entered into a subscription agreement with certain investors, including Signet Healthcare Partners Accredited Partnership III LP and Signet Healthcare Partners QP Partnership III LP, collectively, Signet, which owns more than 5% of our capital stock and is affiliated with James C. Gale, a former member of our board of directors, pursuant to which we issued and sold 423,185 shares of our common stock at a purchase price of $0.31 per share. We retained the right to repurchase all of the shares issued to Signet and the other investors at the original purchase price of $0.31 per share. Our repurchase option on these shares was exercisable on a share-for-share basis for every one share issued pursuant to an option exercise under our 2009 Equity Incentive Plan or in the event we were to be acquired and options to purchase our common stock were assumed by our successor. On May 2, 2014, we amended and restated this subscription agreement to also provide for the automatic repurchase of 423,185 shares of our common stock at a purchase price of $0.31 per share in connection with our initial public offering. In connection with the closing of our initial public offering in July of 2014, we repurchased all 423,185 shares at a cost of approximately $131,000 pursuant to the amended and restated subscription agreement.

Amended and Restated Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our capital stock, including entities affiliated with The Dow Chemical Company, a holder of more than 5% of our capital stock, and entities affiliated with Signet Healthcare Partners, a holder of more than 5% of our capital stock, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. As of April 22, 2015, the holders of approximately 9,372,745 shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act.

Voting Agreement

Prior to our initial public offering in July 2014, the election of the members of our board of directors was governed by a voting agreement with certain of the holders of our outstanding capital stock, including entities affiliated with The Dow Chemical Company and entities affiliated with Signet Healthcare Partners. All of the directors other than Phillip M. Schneider, William R. Rohn, and Robin D. Campbell were initially elected to the board of directors pursuant to a voting agreement. Upon the completion of our initial public offering in July 2014, the obligations of the parties to the voting agreement to vote their shares so as to elect certain nominees terminated and none of our stockholders has any special rights regarding the nomination, election or designation of members of the board of directors.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors, executive officers and certain other directors. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, and amended and restated bylaws, copies of which are incorporated by reference as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law.

Common Stock

Outstanding Shares

As of December 31, 2014, we had 20,405,066 shares of common stock outstanding. As of December 31, 2014, we had approximately 26 record holders of our common stock.

As of December 31, 2014, there were 1,231,886 shares of common stock underlying outstanding options.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. For more information, see the section of this prospectus captioned “Dividend Policy.”

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action. We have no present plan to issue any shares of preferred stock.

Registration Rights

Following this offering, the holders of approximately 6,673,000 million shares of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate five years following the consummation of our initial public offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

Following the completion of this offering, the holders of approximately 6,673,000 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request of holders of at least 50% of the shares that are entitled to registration rights under the investors’ rights agreement, to register all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. Such request for registration must cover a number of shares with an aggregate offering price of at least $5,000,000. We may defer the filing of a registration statement once during any 12 month period for a period of not more than 90 days, if we provide a certificate stating that in the good faith judgment of our board of directors, it would be seriously detrimental to us and our stockholders for the registration statement to be effected at that time; provided that, during such 90 day period, we do not register any securities for our own account or any other stockholder.

Piggyback Registration Rights

Following the completion of this offering, the holders of approximately 6,673,000 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account after the completion of this offering, the holders of these shares are entitled to include their shares in the registration upon written request made within 20 days after notice of such registration is mailed by us. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Form S-3 Registration Rights

Following the completion of this offering, the holders of approximately 6,673,000 shares of our common stock, or their permitted transferees, are entitled to certain Form S-3 registration rights so long as the aggregate amount of shares to be offered and sold under such registration statement on Form S-3 is at least $1.0 million. We are only obligated to file up to two registration statements on Form S-3 within a 12 month period. These registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Expenses of Registration

We will pay all expenses relating to any demand registrations, piggyback registrations and Form S-3 registrations, other than underwriting discounts and selling commissions.

Anti-takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of our board of directors, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of our board of directors; and

•

require a super majority of the stockholders and a majority of the board to amend certain of the above-mentioned provisions, including certain amendments related to our blank check preferred stock, removal of directors solely for cause, the classification of our board of directors, and the prohibition on cumulative voting.

Exclusive Jurisdiction

Under the provisions of our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws; or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, our board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in the payment of a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, or AST. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, NY 11219. The transfer agent’s telephone number is 800-937-5449.

Listing

Our common stock is listed on the NYSE MKT under the symbol “PFNX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of 22,705,066 shares of common stock will be outstanding (based on the number of shares outstanding as of December 31, 2014). Of these shares, 9,429,084 shares of common stock sold in our initial public offering (inclusive of 1,095,751 shares of common stock from the exercise of the underwriters’ option to purchase additional shares), all 2,300,000 shares of common stock sold in this offering by us, all 2,700,000 shares sold in this offering by the selling stockholders, and any shares sold upon the exercise of the underwriters’ option to purchase additional shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 8,275,982 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below, these restricted securities will be available for sale in the public market at various times as follows, subject to the provisions of Rule 144 or 701 under the Securities Act and, where applicable, compliance with our insider trading policy:

•	787,677 shares are or will be immediately available for sale in the public market; and

•	7,488,305 shares will be eligible for sale in the public market upon the expiration of lock-up agreements entered into in connection with this offering; and

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately 227,000 shares immediately after this offering assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us in this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Notwithstanding the availability of Rule 144, our officers and directors have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144 but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Lock-Up Agreements

In connection with this offering, we, and our directors and executive officers and certain stockholders that are affiliated with our directors, collectively holding approximately 33% of our outstanding common stock following the completion of the offering, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 60 days after the date of this prospectus for certain stockholders affiliated with our directors and 90 days after the date of this prospectus for us and our executive officers and directors, except with the prior written consent of Barclays Capital Inc. This agreement is subject to certain exceptions as set forth in the section entitled “Underwriting.”

Rule 10b5-1 Trading Plans

Certain of our executive officers and directors have adopted, and other executive officers and directors may in the future adopt, written plans, known as “Rule 10b5-1 trading plans,” under which they have contracted, or may in the future contract, with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the executive officer or director when entering into the plan, without further direction from such officer or director.

Registration Rights

The holders of an aggregate of up to 6,672,745 shares of our common stock, including shares of common stock issuable upon the exercise of outstanding options, or their permitted transferees, are entitled to various rights with respect to the registration of these shares under the Securities Act, subject to the lock-up agreements described above. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements on Form S-8

We have filed registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity incentive plans. Shares covered by these registration statements are eligible for sale in the public market upon the expiration of, or release from, the lock-up agreements described above, subject to the vesting of such shares and compliance with our insider trading policy, where applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, and any changes may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the Medicare contribution tax on net investment income or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or accounts;

•	controlled foreign corporations, passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (or entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a person treated as a partner for such purposes generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of our common stock that is not, for U.S. federal income tax purposes, any of the following:

•	an entity or arrangement treated as a partnership;

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock and do not intend to make any distributions on our common stock for the foreseeable future. However, if we do make distributions on our common stock, those distributions will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock (determined separately with respect to each share of our common stock), but not below zero, and then will be treated as gain from the sale of that stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us in a timely manner an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number, certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS in a timely manner. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, who then will be required to provide the required certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty, subject to certain adjustments.

Gain on Disposition of Our Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests to you only if you actually or constructively hold more than 5% of our common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

If you are an individual non-U.S. Holder who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes), at the time of your death, you generally will be required to include the value of our common stock in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Affecting Taxation of our Common Stock Held by or through Foreign Entities

Provisions commonly referred to as “FATCA” generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally will impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. This withholding obligation under FATCA generally will apply currently to payments of dividends on our common stock, and will apply under transition rules to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Barclays Capital Inc., Evercore Group L.L.C. and William Blair & Company, L.L.C. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Evercore Group L.L.C.
William Blair & Company, L.L.C.

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	Us		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

Barclays Capital Inc. has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be approximately $1,000,000 (excluding underwriting discounts and commissions). We have agreed to pay certain expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares from the selling shareholders at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and executive officers and the selling stockholders have agreed that, for a period of 90 days after the date of this prospectus subject to certain conditions and subject to limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

The restrictions above do not apply to:

•	transactions relating to shares of common stock or other securities acquired in the open market after the completion of the offering;

•

bona fide gifts, sales or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among a lock-up party or members of the lock-up party’s family, or affiliates of the lock-up party, including its partners (if a partnership), shareholders (if a corporation) or members (if a limited liability company); provided that it shall be a condition to any transfer pursuant to this exception that (i) the transferee/donee agrees to be bound by the terms of the lock-up agreement to the same extent as if the transferee/donee were a party thereto, (ii) no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer;

•

the exercise of warrants or the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to shares of our common stock issued upon such exercise or conversion;

•

the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 under the Exchange Act; provided, however, that no sales of our common stock or securities convertible into, or exchangeable or exercisable for, our common stock, shall be made pursuant to a Rule 10b5-1 plan prior to the expiration of the lock-up period; provided further, that the Company is not required to report the establishment of such Rule 10b5-1 plan in any public report or filing with the Commission under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan;

•

sales of our common stock pursuant to a Rule 10b5-1 plan in existence prior to the date hereof; provided, that to the extent a public announcement of filing under the Exchange Act, if any, is required or voluntarily made by or on behalf of the lock-up party of the Company regarding any such sales, such announcement of filing shall clearly indicate in the footnotes thereto a statement to the effect that the sale was made pursuant to a trading plan pursuant to Rule 10b5-1; and

•

any demands or requests for, exercise any right with respect to, or take any action in preparation of, the registration by us under the Securities Act of the lock-up party’s shares of our common stock, provided, that no transfer of the lock-up party’s shares of our common stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the lock-up party’s shares of our common stock during the lock-up period.

Barclays Capital Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE MKT or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing on the NYSE MKT

Our common stock is listed on the NYSE MKT under the symbol “PFNX.”

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the shares of common stock or possession or distribution of this prospectus or any other offering or publicity material relating to the shares of common stock in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any shares of common stock or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of shares of common stock by it will be made on the same terms.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any common stock which are the subject of the offering contemplated herein may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined under the Prospectus Directive;

•

by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common stock shall result in a requirement for us, the selling stockholders or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any common stock under, the offers contemplated here in this prospectus will be deemed to have represented, warranted and agreed to and with each underwriter, the selling stockholders and us that:

•	it is a qualified investor as defined under the Prospectus Directive; and

•

in the case of any common stock acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the common stock acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in the circumstances in which the prior consent of the representatives of the underwriters has been given to the offer or resale or (ii) where common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of such common stock to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation and the provision above, the expression an “offer of common stock to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) as received in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to the common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

Haskell & White LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.

We incorporate by reference into this prospectus and the registrations statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-36540):

•	our annual report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015;

•	the portions of our Definitive Proxy Statement on Schedule 14A that are incorporated by reference into our annual report on Form 10-K, filed with the SEC on March 20, 2015; and

•	our current reports on Form 8-K filed with the SEC on February 10, 2015, March 10, 2015, March 16, 2015 and March 23, 2015 (other than portions of those documents not deemed to be filed).

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents by writing us at 10790 Roselle Street, San Diego, California 92121 or telephoning us at (858) 352-4400.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

5,000,000 Shares

Pfenex Inc.

Common Stock

Prospectus

                    , 2015

Barclays

Evercore ISI

William Blair

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$11,125
FINRA filing fee	14,861
The NYSE MKT supplemental listing fee	46,000
Printing and engraving expenses	200,000
Legal fees and expenses	450,000
Accounting fees and expenses	200,000
Transfer agent and registrar fees	15,000
Miscellaneous fees and expenses	63,014

Total	$1,000,000

Item 14. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1) to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2) the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3) the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended, or the Securities Act. Registrant’s Amended and Restated Certificate of Incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, registrant will indemnify any and all of its executive officers and directors. The registrant has entered into indemnification agreements with its directors, executive officers and certain other officers. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant’s Amended and Restated Certificate also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

We have entered into indemnification agreements with each of our directors, executive officers and certain other officers that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Registrant has purchased insurance policies which, within the limits and subject to the terms and conditions thereof, cover certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of registrant.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information regarding all unregistered securities sold or granted by us since January 1, 2012. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

From January 1, 2012 through July 28, 2014 (the date of the filing of our registration statement on Form S-8, File No. 333-197672), the registrant granted to its directors, officers, employees and consultants options to purchase 434,538 shares of common stock under its 2009 Equity Incentive Plan with per share exercise prices ranging from $1.49 to $11.59.

From January 1, 2012 through July 28, 2014 (the date of the filing of our registration statement on Form S-8, File No. 333-197672), the registrant issued and sold an aggregate of 109,171 shares of its common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2009 Stock Incentive Plan at exercise prices ranging from $0.31 to $1.49, for aggregate consideration of $39,215.

On July 24, 2014, pursuant to the terms of our 2014 Equity Incentive Plan, we granted certain of our directors options to purchase an aggregate of 40,000 shares of our common stock at an exercise price of $5.30 per share.

On July 29, 2014, in connection with the completion of our initial public offering, all shares of our then-outstanding preferred stock were automatically converted into 8,634,857 shares of common stock at a conversion ratio of approximately 0.91966 for our Series A-1 Preferred Stock and approximately 1.1406 for our Series A-2 Preferred Stock.

On July 29, 2014, in connection with the completion of our initial public offering, we issued an aggregate of 1,217,784 shares of common stock in connection with the payment of all accrued and unpaid dividends through July 28, 2014.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and each transaction was deemed to be exempt from the registration requirements of the Securities Act, in reliance on (i) Section 4(2) of the Securities Act (or Regulation D promulgated thereunder) as transactions not involving a public offering, (ii) Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule, (iii) Section 3(a)(9) of the Securities Act or (iv) Regulation S promulgated under the Securities Act as transactions made outside of the United States. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index immediately following the Signature Pages.

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 23, 2015.

PFENEX INC.

By:	/s/ Bertrand C. Liang
Bertrand C. Liang, M.D., Ph.D.
President, Chief Executive Officer, Secretary, and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Bertrand C. Liang Bertrand C. Liang, M.D., Ph.D.	President, Chief Executive Officer, Secretary and Director (principal executive officer)	April 23, 2015

/s/ Paul A. Wagner Paul A. Wagner, Ph.D.	Chief Financial Officer (principal financial officer)	April 23, 2015

/s/ Patricia Lady Patricia Lady	Chief Accounting Officer (principal accounting officer)	April 23, 2015

* William R. Rohn	Chairman of the Board	April 23, 2015

* Robin D. Campbell	Director	April 23, 2015

* Phillip M. Schneider	Director	April 23, 2015

John M. Taylor	Director	April 23, 2015

*By:	/s/ Bertrand C. Liang
Bertrand C. Liang Attornorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

1.1	Form of Underwriting Agreement, including form of lock up agreement.	Filed herewith

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-36540	3.2	July 29 2014

3.2	Amended and Restated Bylaws of the Registrant.	S-1	333-196539	3.3	June 5, 2014

4.1	Specimen Stock Certificate.	S-1/A	333-196539	4.1	June 23, 2014

4.2	Investors’ Rights Agreement, dated December 1, 2009, as amended, by and among the Registrant and the investors named therein.	S-1/A	333-196539	4.2	July 7, 2014

4.3	Amended and Restated Subscription Agreement, dated May 2, 2014.	S-1	333-196539	4.3	June 5, 2014

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation	Filed herewith

10.1+	2009 Equity Incentive Plan and form of award thereunder.	S-1	333-196539	10.1	June 5, 2014

10.2+	2014 Equity Incentive Plan and form of award thereunder.	S-1/A	333-196539	10.2	July 17, 2014

10.3+	2014 Employee Stock Purchase Plan.	S-1/A	333-196539	10.3	July 7, 2014

10.4	Form of Indemnification Agreement.	S-1	333-196539	10.4	June 5, 2014

10.5	Lease Agreement, dated June 22, 2010, between the Registrant and BRS-TUS7TN SAFEGUARD ASSOCIATES II, LLC.	S-1	333-196539	10.5	June 5, 2014

10.6	First Amendment to Multi-Tenant Industrial/Commercial Lease dated September 4, 2014 between Pfenex Inc. and BRS-Tustin Safeguard Associates II, LLC.	8-K	001-36540	10.1	September 25, 2014

10.7†	Joint Development & License Agreement, dated December 31, 2012, between the Registrant and Agila Biotech Private Limited.	S-1/A	333-196539	10.6	June 25, 2014

10.8†	Joint Venture Agreement, dated March 7, 2013, between the Registrant and Agila Biotech Private Limited.	S-1/A	333-196539	10.7	June 25, 2014

10.9†	Technology License Agreement, dated November 30, 2009, between the Registrant and The Dow Chemical Company.	S-1/A	333-196539	10.8	June 25, 2014

10.10	Grant Back License Agreement, dated November 30, 2009, between the Registrant and The Dow Chemical Company.	S-1	333-196539	10.9	June 5, 2014

10.11	Technology Assignment Agreement, dated November 30, 2009, between the Registrant and The Dow Chemical Company.	S-1	333-196539	10.10	June 5, 2014

10.12	Contribution Assignment and Assumption Agreement, dated November 30, 2009, between the Registrant and The Dow Chemical Company.	S-1	333-196539	10.11	June 5, 2014

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.13†	Subcontract Agreement, effective September 11, 2009, between the Registrant, as assignee of The Dow Chemical Company, and Science Applications International Corporation.	S-1/A	333-196539	10.12	June 25, 2014

10.14†	Subcontract Agreement, Modification 21, effective September 12, 2014, between the Registrant, as assignee of The Dow Chemical Company, and Science Applications International Corporation.	10-Q	001-36540	10.4	November 14, 2014

10.15#	Cost Plus Fixed Fee Agreement, dated July 30, 2010, as amended December 18, 2014, between the Registrant and the United States Department of Health and Human Services.	10-K	001-36540	10.15	March 16, 2015

10.16	Credit Agreement, dated May 1, 2012, as amended between the Registrant and Wells Fargo Bank, National Association.	S-1	333-203418	10.16	April 15, 2015

10.17	Third Amendment to Credit Agreement, dated December 11, 2014, between the Registrant and Wells Fargo Bank, National Association.	10-K	001-36540	10.17	March 16, 2015

10.18	Security Agreement, dated May 1, 2012, between the Registrant and Wells Fargo Bank, National Association.	S-1	333-196539	10.15	June 5, 2014

10.19	Revolving Line of Credit Note, dated May 1, 2012, between the Registrant and Wells Fargo Bank, National Association.	S-1	333-203418	10.19	April 15, 2015

10.20	Security Agreement, dated June 24, 2013, between the Registrant and Wells Fargo Bank, National Association.	S-1	333-196539	10.17	June 5, 2014

10.21	Revolving Line of Credit Note, dated June 24, 2013, between the Registrant and Wells Fargo Bank, National Association.	S-1	333-203418	10.21	April 15, 2015

10.22	Securities Account Control Agreement, dated June 24, 2013, between the Registrant and Wells Fargo Bank, National Association.	S-1	333-196539	10.19	June 5, 2014

10.23	Security Agreement dated June 24, 2014 between the Registrant and Wells Fargo Bank, National Association.	S-1/A	333-196539	10.28	July 7, 2014

10.24+	Executive Employment Agreement, dated June 20, 2014, between the Registrant and Bertrand C. Liang.	S-1/A	333-196539	10.20	June 23, 2014

10.25+	Executive Employment Agreement, dated June 20, 2014, between the Registrant and Paul A. Wagner.	S-1/A	333-196539	10.21	June 23, 2014

10.26+	Executive Employment Agreement, dated June 20, 2014, between the Registrant and Patricia Lady.	S-1/A	333-196539	10.22	June 23, 2014

Exhibit Number	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date

10.27+	Executive Employment Agreement, dated June 20, 2014, between the Registrant and Patrick K. Lucy.	S-1/A	333-196539	10.23	June 23, 2014

10.28+	Executive Employment Agreement, dated June 20, 2014, between the Registrant and Henry W. Talbot.	S-1/A	333-196539	10.24	June 23, 2014

10.29+	Executive Employment Agreement, dated November 3, 2014, between the Registrant and Hubert C. Chen.	10-K	001-36540	10.29	March 16, 2015

10.30+	Executive Incentive Compensation Plan.	S-1/A	333-196539	10.27	June 23, 2014

10.31†	Contract Agreement, dated September 27, 2012, between the Registrant and the National Institutes of Health.	S-1/A	333-196539	10.25	June 25, 2014

10.32	Modification No. 3, dated October 31, 2014, to Contract Agreement, dated September 27, 2012, between the Registrant and the National Institutes of Health.	10-K	001-36540	10.32	March 16, 2015

10.33#	Modification No. 4, dated January 5, 2015, to Contract Agreement, dated September 27, 2012, between the Registrant and the National Institutes of Health.	10-K	001-36540	10.33	March 16, 2015

10.34#	Modification No. 5, effective April 5, 2015, to Contract Agreement, dated September 27, 2012, between the Registrant and the National Institutes of Health.	S-1	333-203418	10.34	April 15, 2015

10.35#	Development and License Agreement, dated February 9, 2015, between the Registrant and Hospira Bahamas Biologics Ltd.	Filed herewith

21.1	List of Subsidiaries of Pfenex Inc.	S-1	333-196539	21.1	June 5, 2014

23.1	Consent of Haskell & White, LLP, Independent Registered Public Accounting Firm.	Filed herewith

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).	Filed herewith

24.1	Power of Attorney.	S-1	333-203418	24.1	April 15, 2015

†	Portions of the exhibit have been omitted pursuant to an order granted by the Securities and Exchange Commission for confidential treatment.
#	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the SEC.
+	Indicates a management contract or compensatory plan.